GREAT-WEST
LIFECO INC.

November 17, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Sirs:

RE: Great-West Lifeco Inc.
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of Great-West Lifeco Inc. in the United States, attached please find the following documents that were approved by the Board of Directors at their meetings held October 29, 2003:

- Interim Comparative Financial Statements (unaudited) for the period ending September 30, 2003;
- Interim MD&A for the period ending September 30, 2003;
- Press Release dated October 29, 2003.

Sincerely,

L Speers

dlw 11/26

Laurie Speers
Assistant Corporate Secretary

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190
A member of the Power Financial Corporation group of companies.

N:\las\qtr\2003\2003-10DIV.doc

L509-01/02

Exemption # 82-34728

GREAT-WEST
LIFECO INC.

QUARTERLY REPORT

9 MONTHS RESULTS

January 1 to September 30, 2003

E1138(09/03)-09/03

Quarterly Report to Shareholders

Copies of this report are available at www.greatwestlifeco.com or by contacting the Secretary's Department at (204) 946-8366.

Forward-looking statements

This release may contain forward-looking statements about future operations, financial results, objectives and strategies of the Company. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and other similar expressions.

These statements are necessarily based on estimates and assumptions that are inherently subject to risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially due to a variety of factors, including legislative or regulatory developments, competition, technological change, global capital market activity, interest rates and general economic and political conditions in Canada, North America or internationally.

Readers are urged to consider these and other such factors carefully and not place undue emphasis on the Company's forward-looking statements.

Unless otherwise required by securities laws, the Company does not intend or have any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

GREAT-WEST
LIFECO INC.

Quarterly Report January 1 to September 30, 2003

TO THE SHAREHOLDERS

The interim unaudited consolidated financial statements including notes at September 30, 2003 were approved by the Board of Directors at a meeting held today in Toronto.

Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders, excluding restructuring charges related to the acquisition of Canada Life Financial Corporation (CLFC), of $336 million for the third quarter of 2003, compared to $240 million reported a year ago, an increase of 40%. On a per share basis, this represents $0.771 per common share for the third quarter of 2003, an increase of 18%, compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for the quarter was $324 million or $0.739 per common share.

For the nine months ended September 30, 2003, net income attributable to common shareholders, excluding restructuring charges, was $850 million, an increase of 22% compared to $696 million for 2002, or $2.176 per common share, an increase of 15% compared to $1.889 per common share for 2002. Net income, after restructuring costs, attributable to common shareholders was $838 million or $2.144 per common share for the nine months of 2003. The results of CLFC are included from July 10, 2003.

Highlights

- For the third quarter of 2003, common shareholder net income, excluding restructuring charges, increased 40% and earnings per common share, on the same basis, increased 18% over the third quarter of 2002.
- The Canada Life acquisition contributed approximately $0.045 per common share to third quarter earnings, which represents 6.2% accretion in quarter.
- Return on common shareholders' equity, excluding restructuring costs, was 21.6% for the twelve months ended September 30, 2003.
- Quarterly dividends declared were 29.25¢ per common share, payable December 31, 2003. Dividends paid on common shares for the first nine months of 2003 were 19% higher than a year ago.

Canada Life Acquisition

On July 10, 2003, Lifeco completed its acquisition of Canada Life Financial Corporation, the parent company of The Canada Life Assurance Company. Lifeco acquired all outstanding common shares of Canada Life Financial that it did not already beneficially own, for an aggregate transaction value of $7.2 billion. Lifeco immediately transferred the common shares of Canada Life Financial Corporation to its Canadian subsidiary, The Great-West Life Assurance Company (Great-West). Canada Life Financial Corporation is now a wholly-owned subsidiary of Great-West.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company, Canada Life Financial Corporation from the date of acquisition, as well as London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.

CANADA AND INTERNATIONAL SEGMENT

Canada and International consolidated net earnings of Lifeco attributable to common shareholders for the third quarter of 2003 increased 57% to $179 million from $114 million a year ago. For the nine months ended September 30, 2003, earnings were up 32% to $429 million, compared to $325 million at September 30, 2002.

The increases were due to both strong operating earnings from Great-West and London Life, as well as the inclusion of Canada and International results for CLFC from date of acquisition - July 10, 2003, which represents earnings of approximately $57 million, net of related finance costs.

Total premiums and deposits for the nine months ended September 30, 2003 increased $1.3 billion from 2002 levels, with the third quarter of 2003 up $885 million. The increase reflects the inclusion in 2003 of $1.9 billion of CLFC premiums and deposits, mitigated by lower reinsurance premiums in the third quarter of 2003.

Fee income increased $109 million in 2003, of which $98 million was the inclusion of CLFC in 2003.

Total assets under administration at September 30, 2003 were $109.0 billion, which includes $50.1 billion attributable to CLFC.

UNITED STATES SEGMENT

United States consolidated net earnings of Lifeco attributable to common shareholders for the third quarter of 2003 increased 29% to $163 million from $126 million a year ago. For the nine months ended September 30, 2003, earnings were up 15% to $427 million compared to $371 million at September 30, 2002.

The increases were primarily related to favourable morbidity in Healthcare and favourable mortality in Financial Services, for GWL&A, as well as the inclusion of the United States operations for CLFC from the date of acquisition - July 10, 2003, which represents approximately $14 million.

Total premiums and deposits for the nine months ended September 30, 2003 decreased US $790 million (CDN $2.2 billion) compared to a year ago. The inclusion of CLFC results from date of acquisition impacted these results by CDN $190 million. As reported earlier this year, the reduction in premiums and deposits in the Employee Benefits segment is attributable to a contraction in health care medical membership. However, as noted above, earnings of the segment increased year-over-year. The reduction in premiums and deposits in the Financial Services segment is primarily due to lower segregated funds deposits resulting from the effects of the U.S. equity markets.

The decrease in fee income in 2003 is attributable to both the Group health ASO business and the reductions in segregated funds deposits.

Total assets under administration were $48.4 billion at September 30, 2003, including $8.5 billion attributable to the U.S. operations of CLFC.

GREAT-WEST
LIFECO INC.

LIFECO CORPORATE

Corporate net earnings results for Lifeco, attributable to common shareholders, were a charge of $18 million comprised mostly of restructuring costs of $12 million incurred to September 30, 2003 related to the CLFC acquisition.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.2925 per share on the common shares of the Company payable December 31, 2003 to shareholders of record at the close of business December 3, 2003.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares $0.293750 per share;
- Series E First Preferred Shares $0.30 per share; and
- Series F First Preferred Shares $0.36875 per share payable December 31, 2003 to shareholders of record at the close of business December 3, 2003;
- Class A, Series 1 Preferred Shares $0.3125 per share payable January 31, 2004 to shareholders of record at the close of business January 3, 2004.

William T. McCallum
Co-President and Chief Executive Officer

Raymond L. McFeetors
Co-President and Chief Executive Officer

October 29, 2003

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in millions of dollars except per common share amounts)

	For the three months ended September 30			For the nine months ended September 30		
	2003	2002	% Change	**2003**	2002	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 3,064**	$ 3,110	-1%	**$ 8,682**	$ 8,307	5%
Self-funded premium equivalents (ASO contracts) (1)	**2,065**	2,369	-13%	**6,286**	7,198	-13%
Segregated funds deposits: (1)						
Individual products	**984**	490	101%	**1,841**	1,829	1%
Group products	**1,048**	878	19%	**3,023**	3,326	-9%
Total premiums and deposits	**7,161**	6,847	5%	**19,832**	20,660	-4%
Bulk reinsurance - initial ceded premiums (2)	**(5,429)**	-		**(5,429)**	-	
Net premiums and deposits	**1,732**	6,847		**14,403**	20,660	
Fee and other income	**498**	441	13%	**1,330**	1,379	-4%
Paid or credited to policyholders (2)	**(2,059)**	3,522	-158%	**4,222**	9,434	-55%
Net income attributable to:						
Preferred shareholders	**15**	7	114%	**27**	23	17%
Common shareholders before restructuring costs	**336**	240	40%	**850**	696	22%
Restructuring costs (3)	**12**	-		**12**	-	
Common shareholders	**324**	240	35%	**838**	696	20%
Per Common Share						
Basic earnings before restructuring costs	**$ 0.771**	$ 0.653	18%	**$ 2.176**	$ 1.889	15%
Restructuring costs (3)	**0.032**	-		**0.032**	-	
Basic earnings	**0.739**	0.653	13%	**2.144**	1.889	13%
Dividends paid	**0.2925**	0.2475	18%	**0.8325**	0.6975	19%
Return on common shareholders' equity (12 months):						
Net income before restructuring costs				**21.6%**	22.3%	
Net income				**21.4%**	22.3%	
At September 30						
Total assets				**$ 99,083**	$ 59,435	67%
Segregated funds assets (1)				**58,295**	34,947	67%
Total assets under administration				**$ 157,378**	$ 94,382	67%
Capital stock and surplus				**8,518**	4,715	81%
Book value per common share				**16.50**	11.40	45%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) During the third quarter of 2003, as part of a risk rebalancing program related to the acquisition of Canada Life Financial Corporation (CLFC), a number of bulk reinsurance ceded contracts were executed by The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A) with third parties. Premiums related to the initial cession of in force policy liabilities were $5,429 million.

(3) Following the acquisition of CLFC by the Company, a plan was developed to restructure and integrate the operations of CLFC with its wholly owned subsidiaries Great-West and GWL&A (see note 3 in the Company's 2003 interim financial statements). Shareholder net income for the three months and nine months ended September 30, 2003 includes restructuring of $12 after-tax or $.032 per common share.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in millions of dollars except earnings per common share)

	For the three months ended September 30		For the nine months ended September 30	
	2003	2002	**2003**	2002
Income				
Premium income	**$ 3,064**	$ 3,110	**$ 8,682**	$ 8,307
Bulk reinsurance - initial ceded premiums (note 10)	**(5,429)**	-	**(5,429)**	-
	(2,365)	3,110	**3,253**	8,307
Net investment income	**1,316**	878	**3,167**	2,704
Fee and other income	**498**	441	**1,330**	1,379
	(551)	4,429	**7,750**	12,390
Benefits and Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds (note 10)	**(2,059)**	3,522	**4,222**	9,434
Commissions	**288**	166	**621**	531
Operating expenses	**607**	413	**1,439**	1,329
Premium taxes	**53**	31	**115**	92
Restructuring costs (note 3)	**21**	-	**21**	-
Distribution on Capital Trust Securities (note 6)	**10**	-	**19**	-
Net income before income taxes	**529**	297	**1,313**	1,004
Income taxes - current	**230**	121	**474**	297
Income taxes - future	**(75)**	(61)	**(98)**	(14)
Net income before non-controlling interests	**374**	237	**937**	721
Non-controlling interests (note 6)	**35**	(10)	**72**	2
Net income	**$ 339**	$ 247	**$ 865**	$ 719
Earnings per common share (note 9)				
Basic	**$ 0.739**	$ 0.653	**$ 2.144**	$ 1.889
Diluted	**$ 0.732**	$ 0.646	**$ 2.122**	$ 1.865

Summary of Net Income				
Preferred shareholder dividends	**$ 15**	$ 7	**$ 27**	$ 23
Net income - common shareholders	**324**	240	**838**	696
Net income	**$ 339**	$ 247	**$ 865**	$ 719
Average number of shares outstanding - basic			390,828,605	368,470,287
Average number of shares outstanding - diluted			394,737,602	373,252,342

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in millions of dollars)

	September 30, 2003	December 31, 2002	September 30, 2002
Assets			
Bonds	**$ 54,721**	$ 33,764	$ 32,428
Mortgage loans	**15,091**	7,850	8,035
Stocks	**3,019**	1,581	1,513
Real estate	**1,649**	1,267	1,258
Loans to policyholders	**6,605**	6,177	6,123
Cash and certificates of deposit	**3,458**	912	1,328
Funds withheld by ceding insurers	**4,655**	4,786	4,538
Premiums in course of collection	**560**	305	351
Interest due and accrued	**945**	511	550
Future income taxes	**312**	138	240
Goodwill and intangible assets (note 4)	**6,358**	1,687	1,687
Other assets	**1,710**	1,093	1,384
Total assets	**$ 99,083**	$ 60,071	$ 59,435
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 68,137**	$ 44,508	$ 44,254
Provision for claims	**1,126**	645	638
Provision for policyholder dividends	**597**	363	375
Provision for experience rating refunds	**946**	927	940
Policyholder funds	**2,138**	1,853	1,818
	72,944	48,296	48,025
Commercial paper and other loans (note 5)	**2,999**	1,012	1,015
Current income taxes	**600**	454	525
Funds held under reinsurance contracts (note 10)	**4,735**	-	-
Other liabilities	**3,614**	2,081	1,783
Repurchase agreements	**909**	511	446
Net deferred gains on portfolio investments sold	**2,221**	958	1,000
	88,022	53,312	52,794
Non-controlling interests (note 6)	**2,543**	2,051	1,926
Capital Stock and Surplus			
Capital stock (note 7)	**5,798**	1,982	2,082
Surplus	**2,817**	2,382	2,278
Provision for unrealized gain on translation *of net investment in foreign operations*	**(97)**	344	355
	8,518	4,708	4,715
Liabilities, capital stock and surplus	**$ 99,083**	$ 60,071	$ 59,435

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

(in millions of dollars)

	For the nine months ended September 30	
	2003	2002
Balance, beginning of year	**$ 2,382**	$ 1,951
Net income	**865**	719
Redemption premium - preferred shares	**(2)**	-
Common share cancellation excess	**(72)**	(112)
Dividends to shareholders		
Preferred shareholders	**(27)**	(23)
Common shareholders	**(329)**	(257)
Balance, end of period	**$ 2,817**	$ 2,278

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*

(in millions of dollars)

	For the three months ended September 30		For the nine months ended September 30	
	2003	2002	**2003**	2002
Operations				
Net income	**$ 339**	$ 247	**$ 865**	$ 719
Adjustments for non-cash items:				
Change in policy liabilities	**(3,685)**	738	**(3,756)**	610
Change in funds withheld by ceding insurers	**(38)**	(416)	**131**	(61)
Change in funds held under reinsurance contracts	**4,735**	-	**4,735**	-
Change in current income taxes payable	**88**	(26)	**145**	14
Future income tax expense	**(75)**	(61)	**(98)**	(14)
Other	**(309)**	(579)	**266**	(854)
Cash flows from operations	**1,055**	(97)	**2,288**	414
Financing Activities				
Issue of common shares	**1,025**	2	**1,033**	14
Purchased and cancelled common shares	**(33)**	(53)	**(86)**	(127)
Redemption of preferred shares	**(102)**	-	**(102)**	-
Issue of debentures	**-**	-	**600**	-
Issue (repayment) of commercial paper and other loans	**986**	(50)	**983**	(58)
Debenture issue costs	**-**	-	**(6)**	-
Dividends paid	**(146)**	(98)	**(356)**	(280)
	1,730	(199)	**2,066**	(451)
Investment Activities				
Bond sales and maturities	**11,852**	5,456	**26,688**	15,944
Mortgage loan repayments	**676**	405	**1,317**	1,272
Stock sales	**264**	148	**560**	279
Real estate sales	**290**	-	**466**	38
Change in loans to policyholders	**(381)**	238	**(454)**	68
Change in repurchase agreements	**663**	(55)	**466**	47
Investment in Canada Life Financial Corporation	**(1,862)**	-	**(1,862)**	-
Investment in subsidiaries	**170**	-	**170**	72
Investment in bonds	**(10,993)**	(5,112)	**(27,419)**	(15,791)
Investment in mortgage loans	**(1,023)**	(313)	**(1,329)**	(922)
Investment in stocks	**(158)**	(55)	**(372)**	(451)
Investment in real estate	**(20)**	(9)	**(39)**	(28)
	(522)	703	**(1,808)**	528
Increase in cash and certificates of deposit	**2,263**	407	**2,546**	491
Cash and certificates of deposit, beginning of period	**1,195**	921	**912**	837
Cash and certificates of deposit, end of period	**$ 3,458**	$ 1,328	**$ 3,458**	$ 1,328

Notes to Interim Consolidated Financial Statements *(unaudited)*
($ amounts in millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

(a) The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at September 30, 2003 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2002, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2002.

(b) New Accounting Requirements for 2003

Disclosure of Guarantees

In February 2003, the CICA issued Accounting Guideline 14 (AcG-14), Disclosure of Guarantees, which identifies disclosure requirements for certain guarantees, for financial statements of interim and annual periods on or after January 1, 2003.

In the normal course, the Company may enter into agreements which may contain features which meet the AcG-14 definition of a guarantee, and while the maximum guarantee cannot always be determined, given the nature of the future events which may or may not occur, any such arrangements that were material have been previously disclosed by the Company.

Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)

In March 2003, the CICA issued Emerging Issue Committee (EIC) Abstract EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) for restructurings initiated after March 31, 2003. The standard replaces EIC-60 Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) and requires recognition of integration and restructuring costs in income when they are incurred. See note 3 for the impact of these abstracts on the financial statements of the Company.

(c) Certain of 2002 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

2. Acquisitions and Disposals

(a) Acquisition of Canada Life Financial Corporation

On July 10, 2003, the Company acquired all of the outstanding common shares of Canada Life Financial Corporation (CLFC), the parent company of The Canada Life Assurance Company (Canada Life), that were not already beneficially owned by the Company at a price of $44.50 per CLFC common share, representing an aggregate transaction value of $7.2 billion, including estimated transaction costs.

The acquisition was completed by way of a capital reorganization of CLFC pursuant to which CLFC shareholders received as consideration one of the following alternatives for each of their CLFC common shares:

- $44.50 in cash (to an aggregate maximum of approximately $4.4 billion); or
- 1.78 Lifeco 4.80% Non-Cumulative First Preferred Shares, Series E (to an aggregate maximum of 24 million Lifeco Series E Shares); or
- 1.78 Lifeco 5.90% Non-Cumulative First Preferred Shares, Series F (to an aggregate maximum of 8 million Lifeco Series F Shares); or
- 1.1849 Lifeco common shares (to an aggregate maximum of approximately 56 million Lifeco common shares); or
- any combination of the foregoing;

in each case subject to election and proration as a result of the stated maximums.

After election and proration, Lifeco issued 55,958,505 common shares at a price of $37.556 per common share which represents the weighted-average trading price of Lifeco common shares on the last five trading days prior to February 17, 2003, the effective date of the transaction agreement. Lifeco also issued 23,868,131 Lifeco 4.80% Non-Cumulative First Preferred Shares, Series E and 7,957,006 Lifeco 5.90% Non-Cumulative First Preferred Shares, Series F, both at a price of $25.00 per preferred share. The 607,712 common shares of CLFC that were beneficially owned by the Company had a carrying value of $21 as at the date of the acquisition.

Vested stock options on 2,766,834 CLFC common shares, outstanding at acquisition were exchanged for an equivalent number of Lifeco stock options on 3,278,421 Lifeco common shares at exercise prices based on a value of $37.556 for each Lifeco common share and $44.50 for each CLFC common share. These options immediately vested and had an expiry date of August 25, 2003 and were essentially all exercised between July 10 and August 25, 2003.

On July 10, 2003, to support the financing of the transaction, Power Financial Corporation invested $800 to purchase 21,301,523 common shares of Lifeco from treasury via private placement. Investors Group Inc. has also invested $100 by purchasing 2,662,690 Lifeco common shares from treasury via private placement. See note 7 for a summary of capital stock activity in connection with the acquistion.

Lifeco also entered into an arrangement with a Canadian chartered bank (the "Bank") pursuant to which the Bank agreed to underwrite a credit facility in favour of the Company, Great-West, or one or more of its subsidiaries. The credit facility provides a one year bank facility of up to $1,400, and also up to $600 of five year term financing. The five year term financing is syndicated to a group of international financial institutions. The balances of these facilities on September 30, 2003 were $394 and $600 respectively.

Immediately after the acquisition, Lifeco conveyed its ownership of CLFC common shares to its subsidiary, The Great-West Life Assurance Company (Great-West), at cost.

The allocation of the purchase price is summarized as follows:

		Participating Account		Shareholder Account		Total
Value of assets acquired:						
Cash and certificates on deposit	$	251	$	2,142	$	2,393
Bonds		4,031		18,569		22,600
Mortgage loans		1,042		6,356		7,398
Stocks		694		757		1,451
Real estate		157		857		1,014
Loans to policyholders		716		339		1,055
Other invested assets		9		447		456
Other assets		121		1,565		1,686
	$	7,021	$	31,032	$	38,053
Value of liabilities assumed:						
Policy liabilities		6,588		24,881		31,469
Commercial paper and other loans		-		592		592
Income taxes payable		39		74		113
Net deferred gains on portfolio investments sold		332		842		1,174
Other liabilities		19		1,483		1,502
Non-controlling interests		-		492		492
Participating policyholder surplus		43		-		43
Preferred shares		-		162		162
		7,021		28,526		35,547
Fair value of net assets acquired	$	-	$	2,506	$	2,506
Total purchase consideration:						
Cash					$	4,219
Lifeco common shares						2,102
Lifeco 4.80% Preferred Shares, Series E						597
Lifeco 5.90% Preferred Shares, Series F						199
Fair value of Lifeco options exchanged for CLFC options						10
Value of CLFC common shares already owned						21
Transaction and related costs (estimated), net of income taxes						36
					$	7,184
Goodwill and intangible assets on acquisition (1)					$	4,678

The amounts assigned to the assets acquired and liabilities assumed and associated goodwill and intangible assets may be adjusted when the allocation process has been finalized. Included in other liabilities are accruals for CLFC restructuring costs of $250 for the elimination of duplicate systems, consolidation of operations, staff reductions, employee relocation and closure of facilities (see note 3).

(1) The allocation of the purchase price to intangible assets acquired and the assignment of goodwill to the Company's major reportable segments is expected to be completed in the fourth quarter of 2003.

Results of CLFC are included in the Summary of Consolidated Operations from the date of acquisition. Reference should be made to the consolidated financial statements of CLFC for the year ended December 31, 2002. Canada Life offers insurance and other protection and wealth management products and services to individuals and groups, including reinsurance services, primarily in Canada, the United States, the United Kingdom and the Republic of Ireland, and in several other jurisdictions.

(b) Sale of Lifestyle Retirement Communities

During the third quarter of 2003, London Life completed its previously announced sale of Lifestyle Retirement Communities Ltd., a wholly-owned subsidiary of London Life, which resulted in an after-tax gain of $35 in the participating account and $17 in the shareholder account.

3. Restructuring Costs

Following the acquisition of CLFC on July 10, 2003, the Company developed a plan to restructure and integrate the operations of CLFC with its wholly owned subsidiaries Great-West, London Life and GWL&A. The Company expects the restructuring to be substantially completed by the end of 2004. Costs of $450 are expected to be incurred as a result and consist primarily of the consolidation of operations and systems, compensation costs and consolidation of facilities. The costs include approximately $250 that will be charged against the liability for restructuring costs that was recognized as part of the purchase equation of CLFC and costs of approximately $200 that will be charged to income as incurred in accordance EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Certain Costs Incurred in a Restructuring) that was effective April 1, 2003.

The following details the amount and status of restructuring costs for the period ended September 30, 2003:

	Expected future costs			Amount utilized in the period ended September 30, 2003			Balance September 30, 2003		
	Accrued on Acquisition	Expense as Incurred	Total	Accrued on Acquisition	Expense as Incurred	Total	Accrued on Acquisition	Expense as Incurred	Total
Costs of eliminating duplicate systems	$ 10	$ 25	$ 35	$ 1	$ 4	$ 5	$ 9	$ 21	$ 30
Costs of consolidating operations	15	155	170	1	12	13	14	143	157
Compensation costs	192	20	212	41	5	46	151	15	166
Costs of consolidating facilities	33	-	33	-	-	-	33	-	33
	$ 250	$ 200	$ 450	$ 43	$ 21	$ 64	$ 207	$ 179	$ 386
Canada	$ 218	$ 187	$ 405	$ 43	$ 16	$ 59	$ 175	$ 171	$ 346
United States	32	13	45	-	5	5	32	8	40
	$ 250	$ 200	$ 450	$ 43	$ 21	$ 64	$ 207	$ 179	$ 386

4. Goodwill and Intangible Assets

(a) Excluding the acquisition of CLFC, the carrying value of goodwill and changes in the carrying value of goodwill are as follows:

For the nine months ended September 30	2003		
	Canada and International	**United States**	**Total**
Balance, beginning of year	**$ 1,092**	**$ 66**	**$ 1,158**
Acquisition of subsidiary	**3**	**-**	**3**
Changes in foreign exchange rates	**-**	**(10)**	**(10)**
Balance, end of period	**$ 1,095**	**$ 56**	**$ 1,151**

	2002		
	Canada and International	United States	Total
Balance, beginning of year	$ 1,538	$ 66	$ 1,604
Reclassification between goodwill and intangible assets	(529)	-	(529)
Reclassification between goodwill and future taxes	86	-	86
Sale of subsidiary	(3)	-	(3)
Balance, end of period	$ 1,092	$ 66	$ 1,158

(b) Excluding the acquisition of CLFC, the carrying value of intangible assets and changes in the carrying value of intangible assets are as follows:

For the nine months ended September 30	2003
	Balance, beginning and end of period
Indefinite life intangible assets	
- Brands and trademarks	**$ 175**
- Shareholder portion of acquired future Participating account profits	**354**
Total	**$ 529**

	2002		
	Balance, beginning of period	Reclassification from goodwill	Balance, end of period
Indefinite life intangible assets			
- Brands and trademarks	$ -	$ 175	$ 175
- Shareholder portion of acquired future Participating account profits	-	354	354
Total	$ -	$ 529	$ 529

(c) As a result of the acquisition of CLFC, the carrying value of goodwill and intangible assets are as follows:

For the nine months ended September 30	**2003**		
	Canada and International	**United States**	**Total**
Goodwill before CLFC acquisition	**$ 1,095**	**$ 56**	**$ 1,151**
Intangible assets before CLFC acquisition	**529**	**-**	**529**
Goodwill and intangible assets - CLFC acquisition	**4,564**	**114**	**4,678**
Total	**$ 6,188**	**$ 170**	**$ 6,358**

The goodwill and intangible assets arising from the CLFC acquisition may be adjusted in terms of both amount and allocation to the Company's major reportable segments once the allocation of the purchase price to the assets acquired and liabilities assumed of CLFC is finalized.

5. Commercial Paper and Other Loans (changes since December 31, 2002 annual report)

On March 21, 2003 the Company issued $200 principal amount of 6.14% debentures which mature on March 21, 2018 and $400 principal amount of 6.67% debentures which mature on March 21, 2033.

To support the financing of the acquisition of CLFC, the Company entered into a credit with a Canadian chartered bank (see note 2). The credit facility provides a one year bank facility of up to $1,400, and also up to $600 of five year term financing. The five year term financing is syndicated to a group of international financial institutions. The balances of these facilities on September 30, 2003 were $394 and $600 respectively.

6. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West, Canada Life and GWL&A at September 30, 2003. The non-controlling interests of GWL&A, Great-West, Canada Life and its subsidiaries are:

a)

	For the three months ended September 30		For the nine months ended September 30	
	2003	2002	**2003**	2002
Participating policyholder				
Net income attributable to participating policyholder before policyholder dividends				
Great-West	**$ 25**	$ 20	**$ 75**	$ 65
London Life	**170**	121	**458**	378
Canada Life	**12**	-	**12**	-
GWL&A	**56**	48	**145**	150
Policyholder dividends				
Great-West	**24**	23	**69**	69
London Life	**139**	134	**404**	391
Canada Life	**13**	-	**13**	-
GWL&A	**56**	48	**143**	149
Net income	**31**	(16)	**61**	(16)
Preferred shareholder dividends of subsidiaries	**4**	6	**10**	17
Non-controlling interests in capital stock and surplus	**-**	-	**1**	1
Total	**$ 35**	$ (10)	**$ 72**	$ 2
Distribution on Great-West Life Capital Trust Securities	**$ 6**	$ -	**$ 16**	$ -
Distribution on Canada Life Capital Trust Securities	**7**	-	**7**	-
Capital Trust units held by consolidated group	**(3)**	-	**(4)**	-
	$ 10	$ -	**$ 19**	$ -

b) As at	September 30, 2003	December 31, 2002	September 30, 2002
Participating policyholder undistributed surplus			
Great-West	$ 336	$ 330	$ 328
London Life	959	916	902
Canada Life	42	-	-
GWL&A	211	244	235
	1,548	1,490	1,465
Preferred shareholders of subsidiaries	371	209	459
Non-controlling interests in capital stock and surplus	-	2	2
Trust units issued by Great-West Life Capital Trust	350	350	-
Trust units issued by Canada Life Capital Trust	491	-	-
Capital Trust units held by consolidated group	(217)	-	-
	624	350	-
	$ 2,543	$ 2,051	$ 1,926

7. Capital Stock

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares
Unlimited Common Shares

Issued and Outstanding

	September 30, 2003		September 30, 2002	
	Number	Stated Value (thousands)	Number	Stated Value (thousands)
Preferred Shares:				
Series B, 7.45% Non-Cumulative First Preferred Shares	-	$ -	4,000,000	$ 100,000
Series C, 7.75% Non-Cumulative First Preferred Shares	-	-	4,000,000	100,000
Series D, 4.70% Non-Cumulative First Preferred Shares	8,000,000	200,000	8,000,000	200,000
Series E, 4.80% Non-Cumulative First Preferred Shares	23,868,131	596,703	-	-
Series F, 5.90% Non-Cumulative First Preferred Shares	7,957,006	198,925	-	-
Series 1, 5.00% Non-Cumulative Class A Preferred Shares	5,192,242	129,806	5,192,242	129,806
Balance, end of period	45,017,379	$ 1,125,434	21,192,242	$ 529,806

Common Shares:

Balance, beginning of year	**366,376,712**	**$ 1,551,764**	369,459,808	$ 1,553,294
Purchased and cancelled under Normal Course Issuer Bid	**(2,213,700)**	**(14,325)**	(3,533,300)	(14,901)
Issued under Stock Option Plan	**727,371**	**10,978**	1,267,438	14,061
Private placement	**23,964,213**	**900,000**	-	-
Issued on acquisition of CLFC	**55,958,505**	**2,101,573**	-	-
Issued and exchanged for vested CLFC options	**3,261,645**	**122,495**	-	-
Balance, end of period	**448,074,746**	**$ 4,672,485**	367,193,946	$ 1,552,454
Total Capital Stock		**$ 5,797,919**		$ 2,082,260

Preferred Shares:

The Series C 7.75% Non-Cumulative First Preferred Shares were redeemed September 30, 2003 for a price of $25.50 per share.

On acquisition of CLFC the Company issued 23,868,131 Series E, 4.80% Non-Cumulative First Preferred Shares for a value of $597 or $25 per share. The shares are redeemable or convertible to common shares of the Company at the option of the Company on or after September 30, 2009, and are convertible to common shares of the Company at the option of the holder on or after September 30, 2013.

On acquisition of CLFC the Company issued 7,957,006 Series F, 5.90% Non-Cumulative First Preferred Shares for a value of $199 or $25 per share. The shares are redeemable at the option of the Company on or after September 30, 2008.

Common Shares:

On July 10, 2003, to support the financing of the acquisition of CLFC, 21,301,523 common shares were issued from treasury via private placement to Power Financial Corporation for a value of $800 or $37.556 per share and 2,662,690 common shares were issued from treasury via private placement to Investors Group Inc. for $100 or $37.556 per share.

On acquisition of CLFC 55,958,505 common shares were issued to CLFC common shareholders for a value of $2,102 or $37.556 per share.

During the third quarter Lifeco issued 3,261,645 common shares under stock options granted to vested CLFC option holders (see note 8) for a value of $122 or $37.556 per share.

8. Stock-Based Compensation and Other Stock-Based Payment

Under the Company's stock option plan 367,000 options were granted during the first quarter, 131,750 options were granted during the second quarter, and 1,361,500 options were granted during the third quarter of 2003 (26,000 options were granted during the second quarter, and 148,500 options were granted during the third quarter of 2002). The weighted-average fair value of options granted during the nine months ended

September 30, 2003 was $9.94 per option ($9.76 during the nine months ended September 30, 2002). The fair value of each option granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for the options granted for the nine months ended September 30, 2003 and September 30, 2002 respectively: dividend yield 2.813% (2.450%), expected volatility 26.21% (25.97%), risk-free interest rate 4.473% (5.065%), and expected life of 7 years (7 years).

On July 10, 2003, 2,766,834 vested stock options of CLFC, outstanding at acquisition, were exchanged for an equivalent number of Lifeco stock options to purchase an aggregate of 3,278,155 Lifeco common shares at exercise prices based on a value of $37.556 for each Lifeco common share and $44.50 for each CLFC common share. These options were essentially all exercised between July 10 and August 25, 2003. The value ascribed to the options, which was included in the purchase price of CLFC (as described in note 2), represents the difference in exercise price between the Lifeco options issued, which immediately vested and had an expiry date of August 25, 2003, and the vested CLFC options at the date of the exchange.

In accordance with the intrinsic value based method of accounting, no compensation expense has been recorded for options granted under the Company's plan. Had the fair value based method of accounting been applied, compensation expense, net of tax, would have been recorded for the options granted under the Company's plan since January 1, 2002 based on the fair value of the options granted, amortized over the vesting period. The Company's net income for the nine months ended September 30, 2003 on this basis would have been reduced by less than $1 million and earnings per common share would have been reduced by $0.002 (less than $0.001 in 2002).

9. Earnings Per Common Share

The following table provides a reconciliation between basic and diluted earnings per common share:

	For the three months ended September 30		For the nine months ended September 30	
	2003	2002	**2003**	2002
a) Earnings				
Net income - common shareholders	**$ 324**	$ 240	**$ 838**	$ 696
b) Number of Common Shares at September 30				
Average number of common shares outstanding			**390,828,605**	368,470,287
Add:				
-Potential exercise of outstanding stock options			**3,908,997**	4,782,055
Average number of common shares outstanding - diluted basis			**394,737,602**	373,252,342
Earnings per Common Share (a) divided by b))				
Basic	**$ 0.739**	$ 0.653	**$ 2.144**	$ 1.889
Diluted	**$ 0.732**	$ 0.646	**$ 2.122**	$ 1.865

10. Reinsurance Transactions

During the third quarter, Great-West, London Life, and GWL&A reinsured certain blocks of individual non-participating life insurance on a yearly renewable term reinsurance basis and group life, long term disability and group annuity business, on a coinsurance/funds withheld basis. The ceded premiums of $5,429 associated with the transaction have been recorded on the Summary of Consolidated Operations as a reduction to premium income with a corresponding reduction to the change in actuarial liabilities and provision for claims. For the Consolidated Balance Sheet, this transaction resulted in a reduction in policyholder liabilities of $4,735 and an increase in funds held under reinsurance contracts of the same amount.

11. Segmented Information

Following the acquisition of CLFC on July 10, 2003, the Company's major reportable segments are Canada and International, and United States operations reflecting the management structure and organization of the Company. In the Canada and International segment, the Company operates primarily in Canada, the United Kingdom, Ireland and Germany through Great-West and its wholly owned subsidiaries CLFC and LIG. In the United States, the Company operates primarily through GWL&A and CLFC. In addition, a Lifeco Corporate segment has been established to record Lifeco holding company activities and transactions that are not directly attributable to measurement of the business segments of the Company.

(a) Consolidated Operations

For the Three Months Ended September 30, 2003

	Canada and International						
	Shareholder					Participating	
	Group Insurance	Individual Insurance & Investment Products	International & Reinsurance	Corporate	Total	Total	Total Canada & International
Income:							
Premium income	$ 595	$ 308	$ 898	$ (6)	$ 1,795	$ 451	$ 2,246
Bulk reinsurance - initial ceded premium	(2,716)	-	-	-	(2,716)	-	(2,716)
	(2,121)	308	898	(6)	(921)	451	(470)
Net investment income	77	262	211	-	550	372	922
Fee and other income	26	112	60	9	207	1	208
Total income	(2,018)	682	1,169	3	(164)	824	660
Benefits and Expenses:							
Paid or credited to policyholders	(2,286)	409	984	(7)	(900)	666	(234)
Other	172	162	145	5	484	88	572
Restructuring costs	-	-	-	-	-	-	-
Distribution on Capital Trust Securities	-	-	-	10	10	-	10
Net operating income before income taxes	96	111	40	(5)	242	70	312
Income taxes	29	25	5	(15)	44	36	80
Net income before non-controlling interests	67	86	35	10	198	34	232
Non-controlling interests	-	-	-	4	4	34	38
Net income	$ 67	$ 86	$ 35	$ 6	$ 194	$ -	$ 194

Summary of Net Income

	Group Insurance	Individual Insurance & Investment Products	International & Reinsurance	Corporate	Total	Total	Total Canada & International
Preferred shareholder dividends	$ -	$ -	$ -	$ 15	$ 15	$ -	$ 15
Net income - common shareholders	67	86	35	(9)	179	-	179
Net income	$ 67	$ 86	$ 35	$ 6	$ 194	$ -	$ 194

GREAT-WEST
LIFECO INC.

For the Three Months Ended September 30, 2003

	United States						Total Lifeco Corporate	Total
	Shareholder				Participating			
	Employee Benefits	Financial Services	Corporate	Total	Total	Total U.S.		
Income:								
Premium income	$ 451	$ 259	$ -	$ 710	$ 108	$ 818	$ -	$ 3,064
Bulk reinsurance - initial ceded premium	(575)	(2,138)	-	(2,713)	-	(2,713)	-	(5,429)
	(124)	(1,879)	-	(2,003)	108	(1,895)	-	(2,365)
Net investment income	46	214	11	271	123	394	-	1,316
Fee and other income	206	82	1	289	1	290		498
Total income	128	(1,583)	12	(1,443)	232	(1,211)	-	(551)
Benefits and Expenses:								
Paid or credited to policyholders	(249)	(1,794)	(2)	(2,045)	220	(1,825)	-	(2,059)
Other	257	96	6	359	15	374	2	948
Restructuring costs	-	-	-	-	-	-	21	21
Distribution on Capital Trust Securities	-	-	-	-	-	-	-	10
Net operating income before income taxes	120	115	8	243	(3)	240	(23)	529
Income taxes	43	39	(2)	80	-	80	(5)	155
Net income before non-controlling interests	77	76	10	163	(3)	160	(18)	374
Non-controlling interests	-	-	-	-	(3)	(3)	-	35
Net income	$ 77	$ 76	$ 10	$ 163	$ -	$ 163	$ (18)	$ 339

Summary of Net Income	Employee Benefits	Financial Services	Corporate	Total	Participating Total	Total U.S.	Total Lifeco Corporate	Total
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 15
Net income - common shareholders	77	76	10	163	-	163	(18)	324
Net income	$ 77	$ 76	$ 10	$ 163	$ -	$ 163	$ (18)	$ 339

GREAT-WEST LIFECO INC.

For the Three Months Ended September 30, 2002

	Canada and International						
	Shareholder					Participating	
	Group Insurance	Individual Insurance & Investment Products	International & Reinsurance	Corporate	Total	Total	Total Canada & International
Income:							
Premium income	$ 575	$ 167	$ 1,227	$ 3	$ 1,972	$ 335	$ 2,307
Net investment income	52	112	103	29	296	215	511
Fee and other income	16	81	-	5	102	-	102
Total income	643	360	1,330	37	2,370	550	2,920
Benefits and Expenses:							
Paid or credited to policyholders	481	194	1,345	11	2,031	503	2,534
Other	107	88	7	7	209	64	273
Net operating income before income taxes	55	78	(22)	19	130	(17)	113
Income taxes	21	32	2	(53)	2	(1)	1
Net income before non-controlling interests	34	46	(24)	72	128	(16)	112
Non-controlling interests	-	-	-	6	6	(16)	(10)
Net income	$ 34	$ 46	$ (24)	$ 66	$ 122	$ -	$ 122

Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 8	$ 8	$ -	$ 8
Net income - common shareholders	34	46	(24)	58	114	-	114
Net income	$ 34	$ 46	$ (24)	$ 66	$ 122	$ -	$ 122

GREAT-WEST
LIFECO INC.

For the Three Months Ended September 30, 2002

	United States							
	Shareholder				Participating			
	Employee Benefits	Financial Services	Corporate	Total	Total	Total U.S.	Total Lifeco Corporate	Total
Income:								
Premium income	$ 416	$ 312	$ -	$ 728	$ 75	$ 803	$ -	$ 3,110
Net investment income	26	200	3	229	138	367	-	878
Fee and other income	253	86	-	339	-	339	-	441
Total income	695	598	3	1,296	213	1,509	-	4,429
Benefits and Expenses:								
Paid or credited to policyholders	346	434	1	781	207	988	-	3,522
Other	262	80	(9)	333	4	337	-	610
Net operating income before income taxes	87	84	11	182	2	184	-	297
Income taxes	22	25	10	57	2	59	-	60
Net income before non-controlling interests	65	59	1	125	-	125	-	237
Non-controlling interests	-	-	-	-	-	-	-	(10)
Net income	$ 65	$ 59	$ 1	$ 125	$ -	$ 125	$ -	$ 247

Summary of Net Income								
Preferred shareholder dividends	$ -	$ -	$ (1)	$ (1)	$ -	$ (1)	$ -	$ 7
Net income - common shareholders	65	59	2	126	-	126	-	240
Net income	$ 65	$ 59	$ 1	$ 125	$ -	$ 125	$ -	$ 247

GREAT-WEST
LIFECO INC.

For the Nine Months Ended September 30, 2003

	Canada and International						
	Shareholder					Participating	
	Group Insurance	Individual Insurance & Investment Products	International & Reinsurance	Corporate	Total	Total	Total Canada & International
Income:							
Premium income	$ 1,754	$ 703	$ 3,046	$ -	$ 5,503	$ 1,168	$ 6,671
Bulk reinsurance - initial ceded premium	(2,716)	-	-	-	(2,716)	-	(2,716)
	(962)	703	3,046	-	2,787	1,168	3,955
Net investment income	178	486	496	56	1,216	863	2,079
Fee and other income	64	279	60	21	424	1	425
Total income	(720)	1,468	3,602	77	4,427	2,032	6,459
Benefits and Expenses:							
Paid or credited to policyholders	(1,334)	848	3,379	9	2,902	1,681	4,583
Other	407	348	160	24	939	226	1,165
Restructuring costs	-	-	-	-	-	-	-
Distribution on Capital Trust Securities	-	-	-	19	19	-	19
Net operating income before income taxes	207	272	63	25	567	125	692
Income taxes	58	62	4	(24)	100	63	163
Net income before non-controlling interests	149	210	59	49	467	62	529
Non-controlling interests	-	-	1	10	11	62	73
Net income	$ 149	$ 210	$ 58	$ 39	$ 456	$ -	$ 456

Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 27	$ 27	$ -	$ 27
Net income - common shareholders	149	210	58	12	429	-	429
Net income	$ 149	$ 210	$ 58	$ 39	$ 456	$ -	$ 456

GREAT-WEST
LIFECO INC.

For the Nine Months Ended September 30, 2003

	United States							
	Shareholder				Participating			
	Employee Benefits	Financial Services	Corporate	Total	Total	Total U.S.	Total Lifeco Corporate	Total
Income:								
Premium income	$ 1,106	$ 624	$ -	$ 1,730	$ 281	$ 2,011	$ -	$ 8,682
Bulk reinsurance - initial ceded premium	(575)	(2,138)	-	(2,713)	-	(2,713)	-	(5,429)
	531	(1,514)	-	(983)	281	(702)	-	3,253
Net investment income	111	582	30	723	365	1,088	-	3,167
Fee and other income	656	245	3	904	1	905	-	1,330
Total income	1,298	(687)	33	644	647	1,291	-	7,750
Benefits and Expenses:								
Paid or credited to policyholders	246	(1,223)	(2)	(979)	618	(361)	-	4,222
Other	722	247	13	982	26	1,008	2	2,175
Restructuring costs	-	-	-	-	-	-	21	21
Distribution on Capital Trust Securities	-	-	-	-	-	-	-	19
Net operating income before income taxes	330	289	22	641	3	644	(23)	1,313
Income taxes	116	95	3	214	4	218	(5)	376
Net income before non-controlling interests	214	194	19	427	(1)	426	(18)	937
Non-controlling interests	-	-	-	-	(1)	(1)	-	72
Net income	$ 214	$ 194	$ 19	$ 427	$ -	$ 427	$ (18)	$ 865

Summary of Net Income								
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 27
Net income - common shareholders	214	194	19	427	-	427	(18)	838
Net income	$ 214	$ 194	$ 19	$ 427	$ -	$ 427	$ (18)	$ 865

GREAT-WEST
LIFECO INC.

For the Nine Months Ended September 30, 2002

	Canada and International						
	Shareholder					Participating	
	Group Insurance	Individual Insurance & Investment Products	International & Reinsurance	Corporate	Total	Total	Total Canada & International
Income:							
Premium income	$ 1,652	$ 490	$ 2,882	$ 11	$ 5,035	$ 1,023	$ 6,058
Net investment income	154	345	357	66	922	663	1,585
Fee and other income	50	251	1	14	316	-	316
Total income	1,856	1,086	3,240	91	6,273	1,686	7,959
Benefits and Expenses:							
Paid or credited to policyholders	1,392	561	3,192	29	5,174	1,501	6,675
Other	318	281	20	19	638	192	830
Net operating income before income taxes	146	244	28	43	461	(7)	454
Income taxes	55	93	5	(58)	95	10	105
Net income before non-controlling interests	91	151	23	101	366	(17)	349
Non-controlling interests	-	-	1	17	18	(17)	1
Net income	$ 91	$ 151	$ 22	$ 84	$ 348	$ -	$ 348
Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 23	$ 23	$ -	$ 23
Net income - common shareholders	91	151	22	61	325	-	325
Net income	$ 91	$ 151	$ 22	$ 84	$ 348	$ -	$ 348

GREAT-WEST
LIFECO INC.

For the Nine Months Ended September 30, 2002

	United States						Total Lifeco Corporate	Total
	Shareholder				Participating	Total U.S.		
	Employee Benefits	Financial Services	Corporate	Total	Total			
Income:								
Premium income	$ 1,199	$ 773	$ -	$ 1,972	$ 277	$ 2,249	$ -	$ 8,307
Net investment income	74	616	12	702	417	1,119	-	2,704
Fee and other income	798	265	-	1,063	-	1,063	-	1,379
Total income	2,071	1,654	12	3,737	694	4,431	-	12,390
Benefits and Expenses:								
Paid or credited to policyholders	955	1,133	(1)	2,087	672	2,759	-	9,434
Other	847	255	4	1,106	16	1,122	-	1,952
Net operating income before income taxes	269	266	9	544	6	550	-	1,004
Income taxes	87	83	3	173	5	178	-	283
Net income before non-controlling interests	182	183	6	371	1	372	-	721
Non-controlling interests	-	-	-	-	1	1	-	2
Net income	$ 182	$ 183	$ 6	$ 371	$ -	$ 371	$ -	$ 719

Summary of Net Income	Employee Benefits	Financial Services	Corporate	Total	Participating Total	Total U.S.	Total Lifeco Corporate	Total
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 23
Net income - common shareholders	182	183	6	371	-	371	-	696
Net income	$ 182	$ 183	$ 6	$ 371	$ -	$ 371	$ -	$ 719

GREAT-WEST
LIFECO INC.

Management's Discussion and Analysis

Interim Report

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(in $ millions, except per common share amounts)

	For the three months ended September 30			For the nine months ended September 30		
	2003	2002	% Change	**2003**	2002	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 3,064**	$ 3,110	-1%	**$ 8,682**	$ 8,307	5%
Self-funded premium equivalents (ASO contracts) (1)	**2,065**	2,369	-13%	**6,286**	7,198	-13%
Segregated funds deposits: (1)						
Individual products	**984**	490	101%	**1,841**	1,829	1%
Group products	**1,048**	878	19%	**3,023**	3,326	-9%
Total premiums and deposits	**7,161**	6,847	5%	**19,832**	20,660	-4%
Bulk reinsurance - initial ceded premiums (2)	**(5,429)**	-		**(5,429)**	-	
Net premiums and deposits	**1,732**	6,847	-75%	**14,403**	20,660	-30%
Fee and other income	**498**	441	13%	**1,330**	1,379	-4%
Paid or credited to policyholders (2)	**(2,059)**	3,522	-158%	**4,222**	9,434	-55%
Net income attributable to:						
Preferred shareholders	**15**	7	114%	**27**	23	17%
Common shareholders before restructuring costs	**336**	240	40%	**850**	696	22%
Restructuring costs (3)	**12**	-		**12**	-	
Common shareholders	**324**	240	35%	**838**	696	20%
Per Common Share						
Basic earnings before restructuring costs	**$ 0.771**	$ 0.653	18%	**$ 2.176**	$ 1.889	15%
Restructuring costs (3)	**0.032**	-		**0.032**	-	
Basic earnings	**0.739**	0.653	13%	**2.144**	1.889	13%
Dividends paid	**0.2925**	0.2475	18%	**0.8325**	0.6975	19%
Return on common shareholders' equity (12 months):						
Net income before restructuring costs				**21.6%**	22.3%	
Net income				**21.4%**	22.3%	
At September 30						
Total assets				**$ 99,083**	$ 59,435	67%
Segregated funds assets (1)				**58,295**	34,947	67%
Total assets under administration				**$ 157,378**	$ 94,382	67%
Capital stock and surplus				**8,518**	4,715	81%
Book value per common share				**16.50**	11.40	45%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) During the third quarter of 2003, as part of a risk rebalancing program related to the acquisition of Canada Life Financial Corporation (CLFC), a number of bulk reinsurance ceded contracts were executed by The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A) with third parties. Premiums related to the initial cession of in force policy liabilities were $5,429 million.

(3) Following the acquisition of CLFC by the Company, a plan was developed to restructure and integrate the operations of CLFC with its wholly-owned subsidiaries Great-West and GWL&A (see note 3 in the Company's 2003 interim financial statements). Shareholder net income for the three months and nine months ended September 30, 2003 includes restructuring costs of $12 million after-tax or $0.032 per common share.

The Management's Discussion and Analysis (MD&A) presents management's view of the financial position and performance of Great-West Lifeco Inc. (Lifeco) for the three months and nine months ended September 30, 2003 compared with the same periods in 2002. The MD&A provides an overall discussion, followed by analyses of the performance of its two major reportable segments, Canada and International, and United States.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements about the future operations, financial results, objectives and strategies of the Company. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and other similar expressions.

These statements are necessarily based on estimates and assumptions that are inherently subject to risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially due to a variety of factors, including legislative or regulatory developments, competition, technological change, global capital market activity, interest rates and general economic and political conditions in Canada, North America or internationally.

Readers are urged to consider these and other such factors carefully and not place undue emphasis on the Company's forward-looking statements.

Unless otherwise required by securities laws, the Company does not intend or have any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BUSINESSES

Great-West Lifeco Inc. (Lifeco) has operations in Canada and internationally through The Great-West Life Assurance Company (Great-West), London Life Insurance Company (London Life) and The Canada Life Assurance Company (Canada Life), and in the United States through Great-West Life & Annuity Insurance Company (GWL&A) and Canada Life.

In Canada, Great-West and its subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West financial security advisors, and through brokers and marketing agreements with other financial institutions.

In the U.S., GWL&A provides employee benefits for corporations and retirement income products for employees in the public/non-profit (P/NP) sector. The Company offers a full range of managed health care, life and disability insurance, and defined contribution plans marketed through brokers and group representatives, and through marketing agreements with other financial institutions.

Internationally, insurance and wealth management products and services are offered mainly through Canada Life subsidiaries in the Republic of Ireland, the Isle of Man, Germany and the United Kingdom.

Great-West provides reinsurance in North America and Europe, through Canada Life and its subsidiaries, and through London Reinsurance Group (LRG).

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West, GWL&A and their subsidiaries and may make other investments in the future.

QUARTERLY FINANCIAL INFORMATION

(in $ millions, except per common share amounts)

		Total Revenue	Net Income - Common Shareholders			Adjusted Net Income - Common Shareholders (2)	
			Total	Basic Per Share	Diluted Per Share	Total	Basic Per Share
2003	**Third quarter**	**$ 4,878**	**$ 324**	**$ 0.739**	**$ 0.732**	**$ 336**	**$ 0.771**
	. Bulk reinsurance	**(5,429)** (1)					
	. Net	**(551)**					
	Second quarter	3,971	261	0.715	0.707	N/A	N/A
	First quarter	4,330	253	0.690	0.683	N/A	N/A
2002	Fourth quarter	$ 4,242	$ 235	$ 0.641	$ 0.634	N/A	N/A
	Third quarter	4,429	240	0.653	0.646	N/A	N/A
	Second quarter	3,648	234	0.634	0.625	N/A	N/A
	First quarter	4,313	222	0.602	0.594	N/A	N/A
2001	Fourth quarter	$ 4,286	$ 189	$ 0.510	$ 0.503	$ 208	$ 0.562
	Third quarter	3,922	124	0.334	0.329	213	0.576
	Second quarter	4,051	36	0.097	0.095	216	0.580
	First quarter	3,789	166	0.446	0.438	182	0.489

(1) During the third quarter of 2003, as part of a risk rebalancing program related to the acquisition of Canada Life Financial Corporation (CLFC), a number of bulk reinsurance ceded contracts were executed by The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A) with third parties. Premiums related to the initial cession of in force policy liabilities were $5,429 million.

(2) Adjusted Net Income is presented to enhance comparable results by excluding unusual and/or non-recurring items. The following items were included in net income:

<u>2003</u>

- Restructuring charges related to the acquisition of CLFC.

<u>2001</u>

- Amortization of Goodwill - effective January 1, 2002, goodwill is no longer amortized.
- Alta Health & Life Insurance Company - Special charges of $133 million plus related operating losses of $32 million for a total of $165 million or $0.444 per common share.
- Events of September 11, 2001 - A charge of $73 million after-tax or $0.199 per common share related to the reinsurance business.

		Restructuring Charges		Amortization of Goodwill		Charges related to Alta Health & Life Insurance Company		Events of September 11, 2001		Total Adjustments	
		Net Income	Basic per share	Net Income	Basic per share	Net Income	Basic per share	Net Income	Basic per share	Net Income	Basic per share
2003	Third quarter	$ 12	$ 0.032	-	-	-	-	-	-	$ 12	$ 0.032
2001	Fourth quarter	-	-	$ 18	$ 0.048	$ 1	$ 0.004	$ -	-	$ 19	$ 0.052
	Third quarter	-	-	16	0.043	-	-	73	0.199	89	0.242
	Second quarter	-	-	16	0.043	164	0.440	-	-	180	0.483
	First quarter	-	-	16	0.043	-	-	-	-	16	0.043

TRANSLATION OF FOREIGN CURRENCY

Throughout this report, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period.

The rates employed are:

Period ended	Balance Sheet	Operations	
	Assets & Liabilities	Income & Expenses	Net Effective Rate (1)
United States Dollar			
September 30, 2003	**$1.3500**	**$1.4300**	**$1.5875**
June 30, 2003	$1.3550	$1.4540	$1.5872
March 31, 2003	$1.4700	$1.5100	$1.5774
December 31, 2002	$1.5800	$1.5700	$1.5295
September 30, 2002	$1.5860	$1.5700	$1.5301
June 30, 2002	$1.5190	$1.5740	$1.5301
March 31, 2002	$1.5935	$1.5945	$1.5289
British Pound			
September 30, 2003	**$2.2400**	**$2.2209**	**$2.2209**
Euro			
September 30, 2003	**$1.5700**	**$1.5546**	**$1.5546**

(1) The effective rate for the translation of United States dollar net income reflects the translation of US dollar operations at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility.

CANADA LIFE ACQUISITION

On July 10, 2003, Lifeco completed its acquisition of Canada Life Financial Corporation (CLFC), the parent company of The Canada Life Assurance Company (Canada Life). Lifeco acquired all outstanding common shares of CLFC that it did not already beneficially own, for an aggregate transaction value of $7.2 billion. Lifeco immediately transferred the common shares of CLFC to its Canadian subsidiary, The Great-West Life Assurance Company (Great-West). CLFC is now a wholly-owned subsidiary of Great-West.

NET INCOME

Lifeco's net income attributable to common shareholders, excluding restructuring charges related to the acquisition of CLFC, was $336 million for the third quarter of 2003, compared to $240 million reported a year ago, an increase of 40%. On a per share basis, this represents $0.771 per common share for the third quarter of 2003, an increase of 18% compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for the quarter was $324 million or $0.739 per common share.

For the nine months ended September 30, 2003, net income attributable to common shareholders, excluding restructuring charges, was $850 million, an increase of 22% compared to $696 million for 2002, or $2.176 per common share, an increase of 15% compared to $1.889 per common share for 2002. Net income, after restructuring costs, attributable to common shareholders was $838 million or $2.144 per common share for the nine months of 2003. The results of CLFC are included from July 10, 2003.

Source of Net Income – Consolidated net income of Lifeco is the net operating earnings of Great-West and GWL&A, including CLFC from date of acquisition, together with Lifeco's corporate results.

Net Income Common Shareholders
(in $ millions)

	For the three months ended September 30			For the nine months ended September 30		
	2003	2002	% Change	**2003**	2002	% Change
Canada and International Segment						
Total business units	**$ 205**	$ 120	71%	**$ 465**	$ 340	37%
Portion of Lifeco Corporate	**(26)**	(6)		**(36)**	(15)	
Total Canada and International segment	**$ 179**	$ 114	57%	**$ 429**	$ 325	32%
United States Segment						
Total business units	**$ 104**	$ 81	28%	**$ 270**	$ 242	12%
Foreign exchange translation	**59**	44		**157**	129	
Portion of Lifeco Corporate	**-**	1		**-**	-	
Total U.S. segment	**$ 163**	$ 126	29%	**$ 427**	$ 371	15%
Lifeco Corporate						
Total holding company	**$ (6)**	$ -		**$ (6)**	$ -	
Restructuring costs	**(12)**	-		**(12)**	-	
Total Lifeco Corporate	**$ (18)**	$ -		**$ (18)**	$ -	
Total Lifeco	**$ 324**	$ 240	35%	**$ 838**	$ 696	20%

Canada and International Segment – Canada and International consolidated net earnings of Lifeco attributable to common shareholders for the third quarter of 2003 increased 57% to $179 million from $114 million a year ago. For the nine months ended September 30, 2003, earnings were up 32% to $429 million, compared to $325 million at September 30, 2002.

The increases were due to both strong operating earnings from Great-West and London Life, as well as the inclusion of Canada and International results for CLFC from the date of acquisition, which represents approximately $57 million, net of related finance costs.

United States Segment – United States consolidated net earnings of Lifeco attributable to common shareholders for the third quarter of 2003 increased 29% to $163 million from $126 million a year ago. For the nine months ended September 30, 2003, earnings were up 15% to $427 million, compared to $371 million at September 30, 2002.

The increases were primarily related to favourable morbidity in Healthcare and favourable mortality in Financial Services for GWL&A, as well as the inclusion of the United States operations for Great-West, and for CLFC from the date of acquisition, which represents approximately $14 million.

Lifeco Corporate – Corporate net earnings results for Lifeco, attributable to common shareholders, were a charge of $18 million, comprised mostly of restructuring costs of $12 million incurred to September 30, 2003 related to the CLFC acquisition.

A more complete discussion and analysis of the above is presented in the following sections of this report.

FINANCIAL POSITION

Total Assets Under Administration – Total assets under administration increased $63.0 billion to $157.4 billion at September 30, 2003, compared to September 30, 2002, made up of general fund increases of $39.7 billion and segregated funds assets increases of $23.3 billion. September 30, 2003 includes CLFC total assets under administration of $58.5 billion, general funds assets of $35.8 billion and segregated funds assets of $22.7 billion.

Asset Quality – General Fund Assets – The total exposure to non-investment grade bonds was 2.0% of the portfolio at September 30, 2003, down from 2.6% at December 31, 2002.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $371 million or 0.5% of portfolio investments at September 30, 2003, compared with $139 million and 0.3% at December 31, 2002. Total allowance for credit losses at September 30, 2003 was $252 million, compared with $166 million at year-end 2002. Additional provisions for future credit losses related to assets backing liabilities are included in actuarial liabilities and amount to $954 million at September 30, 2003 ($440 million at December 31, 2002).

Total Liabilities – Policy liabilities, at $72.9 billion, represent 82.9% of total liabilities at September 30, 2003, compared with approximately 90% a year ago. Excluding the bulk reinsurance agreement executed in the third quarter of 2003, the percentage would have been approximately 88%.

Capital Stock and Surplus — During the nine months ended September 30, 2003, the Company paid dividends of $0.8325 per common share for a total of $329 million and preferred share dividends of $27 million.

The Company utilizes the normal course issuer bid program to acquire common shares to mitigate the dilutive effect of stock options issued under the Company's Stock Option Plan.

In November, 2002, the Company announced a further normal course issuer bid commencing December 1, 2002 and terminating November 30, 2003. During the course of this bid, the Company may purchase up to but not more than 6,000,000 shares for cancellation. During the nine months ended September 30, 2003, through the normal course issuer bid process, 2,213,700 common shares were purchased for cancellation at a cost of $86.2 million or $38.94 per share.

On July 10, 2003, to support the acquisition of CLFC, the Company issued Preferred shares totalling $796 million, common shares from treasury via private placement totalling $900 million, and common shares to CLFC common shareholders for $2,102 million, for a total increase to capital of $3.8 billion.

On September 30, 2003, Lifeco redeemed its Series C 7.75% Non-cumulative First Preferred shares for a price of $25.50 per share or $102 million in total.

The strengthening of the Canadian $ in 2003 resulted in decreases to the provision for unrealized gain in translation of net investment in self-sustaining operations by $452 million from September 30, 2002.

In total, capital stock and surplus increased $3.8 billion, to $8.5 billion at September 30, 2003, from September 30, 2002.

Financial Strength – The Office of the Superintendent of Financial Institutions Canada has specified a capital measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. Based on statutory financial reports, Great-West has MCCSR and GWL&A has risk-based capital well in excess of that required by regulation.

Credit Ratings

On July 10, 2003, Lifeco announced that it had closed its transaction to acquire the common shares of CLFC. As a result of the transaction closing, the rating agencies, as earlier reported by the Company, have changed the ratings of Lifeco and certain of its subsidiaries as follows,

- The long-term debt ratings of Lifeco have been lowered by a single rating notch.
- The financial strength ratings of the Company's principal operating subsidiaries, Great-West, London Life and GWL&A, have been lowered by one rating notch by Standard & Poor's, Moody's Investors Service and A.M. Best Company.
- Two of the rating agencies, Standard & Poor's and Moody's Investors Service, have assigned a negative outlook to the ratings.

Notwithstanding the above, the financial strength ratings of Lifeco and its operating subsidiaries remain very strong.

Rating Agency	Measurement	Lifeco	Great-West	London Life	Canada Life	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	A (high)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service*	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Rating Services*	Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				A+	

* Ratings are on negative outlook

Cash Flows

(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2003	2002	**2003**	2002
Cash flows relating to the following activities:				
Operations	**$ 1,055**	$ (97)	**$ 2,288**	$ 414
Financing	**1,730**	(199)	**2,066**	(451)
Investment	**(522)**	703	**(1,808)**	528
Increase in cash & certificates of deposit	**2,263**	407	**2,546**	491
Cash & certificates of deposit, beginning of period	**1,195**	921	**912**	837
Cash & certificates of deposit, end of period	**$ 3,458**	$ 1,328	**$ 3,458**	$ 1,328

The cash flows from operations, together with the cash flows from financing was essentially offset by the acquisition of CLFC on July 10, 2003.

The increase in cash flows from operations for both the three and nine month comparative periods were attributable to the inclusion of CLFC at September 30, 2003. Financing and investment activities for both periods were dominated by the cash components of the CLFC acquisition and the related issue of common shares and debentures, as well as utilization of credit facilities.

Holding Company Structure – As a holding company, Lifeco's ability to pay interest and other operating expenses and dividends and to meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries.

The payment of interest and dividends by the principal subsidiaries is subject to restrictions set forth in relevant insurance and corporate laws and regulations which require that solvency and capital standards be maintained by Great-West, London Life, CLFC and GWL&A.

GREAT-WEST
LIFECO INC.

Operating Results

Canada and International Segment

The Canada and International operating results for Lifeco are the net consolidated Canadian and International (other than United States) operating income of Great-West, which in 2003 includes Canadian and International operating income of CLFC from date of acquisition, together with an allocation of a portion of Lifeco's corporate results.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(in $ millions, except per common share amounts)

	For the three months ended September 30			For the nine months ended September 30		
	2003	2002	% Change	**2003**	2002	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 2,246**	$ 2,307	-3%	**$ 6,671**	$ 6,058	10%
Self-funded premium equivalents (ASO contracts) (1)	**468**	332	41%	**1,197**	1,002	19%
Segregated funds deposits: (1)						
Individual products	**884**	317	179%	**1,589**	1,329	20%
Group products	**482**	239	102%	**1,083**	829	31%
Total premiums and deposits	**4,080**	3,195	28%	**10,540**	9,218	14%
Bulk reinsurance - initial ceded premiums (2)	**(2,716)**	-		**(2,716)**	-	
Net premiums and deposits	**1,364**	3,195	-57%	**7,824**	9,218	-15%
Fee and other income	**208**	102	104%	**425**	316	34%
Paid or credited to policyholders (2)	**(234)**	2,534	-109%	**4,583**	6,675	-31%
Net income attributable to:						
Preferred shareholders	**15**	8	88%	**27**	23	17%
Common shareholders before restructuring costs	**179**	114	57%	**429**	325	32%
Restructuring costs (3)	**-**	-		**-**	-	
Common shareholders	**179**	114	57%	**429**	325	32%
At September 30						
Total assets				**$ 66,963**	$ 35,387	89%
Segregated funds assets (1)				**41,958**	17,892	135%
Total assets under administration				**$ 108,921**	$ 53,279	104%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) During the third quarter of 2003, as part of a risk rebalancing program related to the acquisition of Canada Life Financial Corporation (CLFC), a number of bulk reinsurance ceded contracts were executed with third parties. Premiums related to the initial cession of in force policy liabilities in Canada and International operations were $2,716 million.

(3) Following the acquisition of CLFC by the Company, a plan was developed to restructure and integrate the operations of CLFC. Shareholder net income for the three months and nine months ended September 30, 2003 excludes restructuring costs in its Canada and International operations of $9 million after-tax.

GREAT-WEST
LIFECO INC.

FINANCIAL INFORMATION
Consolidated Operations
(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2003	2002	**2003**	2002
Income:				
Premium income (1)	**$ 2,246**	$ 2,307	**$ 6,671**	$ 6,058
Bulk reinsurance - initial ceded premiums (2)	**(2,716)**	-	**(2,716)**	-
	(470)	2,307	**3,955**	6,058
Net investment income	**922**	511	**2,079**	1,585
Fee and other income	**208**	102	**425**	316
Total income	**660**	2,920	**6,459**	7,959
Benefits and Expenses:				
Paid or credited to policyholders	**(234)**	2,534	**4,583**	6,675
Other	**572**	273	**1,165**	830
Distribution on Capital Trust Securities	**10**	-	**19**	-
Net operating income before income taxes	**312**	113	**692**	454
Income taxes	**80**	1	**163**	105
Net income before non-controlling interests	**232**	112	**529**	349
Non-controlling interests	**38**	(10)	**73**	1
Net income	**$ 194**	$ 122	**$ 456**	$ 348
Summary of Net Income				
Preferred shareholder dividends	**$ 15**	$ 8	**$ 27**	$ 23
Net income - common shareholders	**179**	114	**429**	325
Net income	**$ 194**	$ 122	**$ 456**	$ 348
(1) excludes - segregated funds deposits	**$ 1,366**	$ 556	**$ 2,672**	$ 2,158
- self-funded premium equivalents (ASO)	**$ 468**	$ 332	**$ 1,197**	$ 1,002

(2) During the third quarter of 2003, as part of a risk rebalancing program related to the acquisition of Canada Life Financial Corporation (CLFC), a number of bulk reinsurance ceded contracts were executed with third parties. Premiums related to the initial cession of in force policy liabilities in Canada and International operations were $2,716 million.

Reference is made to note 11 of Lifeco's interim financial statements, Segmented Information.

NET INCOME

Canada and International consolidated net earnings of Lifeco attributable to common shareholders for the third quarter of 2003 increased 57% to $179 million from $114 million a year ago. For the nine months ended September 30, 2003, earnings were up 32% to $429 million, compared to $325 million at September 30, 2002.

Net Income Attributable to Common Shareholders
(in $ millions)

	For the three months ended September 30			For the nine months ended September 30		
	2003	2002	% Change	**2003**	2002	% Change
Group Insurance	**$ 67**	$ 34	97%	**$ 149**	$ 91	64%
Individual Insurance & Investment Products	**86**	46	87%	**210**	151	39%
International & Reinsurance	**35**	(24)	N/A	**58**	22	N/A
Corporate	**(9)**	58	N/A	**12**	61	N/A
	$ 179	$ 114	57%	**$ 429**	$ 325	32%

The increases were due to both strong operating earnings for Great-West and London Life, as well as the inclusion of Canada and International results for CLFC from date of acquisition, which represents earnings of approximately $57 million, net of related finance costs.

In terms of major business units, in addition to the inclusion of the Canada and International earnings of CLFC, both the three months and nine months ended September 30, 2003 reflect the following:

- Group Insurance – The increase reflects favourable mortality in all product lines and improved healthcare costs.
- Individual Insurance & Investment Products – The increase is essentially attributable to favourable mortality in the insurance lines and improved investment returns in the investment product lines.
- International & Reinsurance – The change in reinsurance results for 2003 compared to 2002 essentially is attributable to third quarter reserve activity for London Reinsurance Group with strengthening related to aggregate excess of loss contracts in 2003 lower than the addition to the Adverse Development Reserve in 2002.
- Corporate – The change is essentially due to a combination of financing costs associated with the acquisition of CLFC, somewhat offset by the gain on sale of Lifestyles Retirement Communities of $17 million in the shareholder account in 2003, while 2002 results included a reduction in provisions for income taxes of $41 million in the shareholder account.

BULK REINSURANCE

The Group Insurance and Individual Insurance business units of Great-West and London Life entered into a bulk reinsurance agreement during the third quarter with a third-party reinsurer to cede a portion of direct written individual life and group life and health business. This agreement was effective July 1, 2003 and the following initial cession transactions were recorded in the third quarter summary of consolidated operations as a result of the transaction.

(in $ millions)	Group Insurance	Individual Insurance	Total
Premium income	$ (2,716)	$ -	$ (2,716)
Paid or credited to policyholders	(2,716)	-	(2,716)
Net income	$ -	$ -	$ -

PREMIUMS AND DEPOSITS

(in $ millions)

For the three months ended September 30	Premiums and Deposits 2003	Premiums and Deposits 2002	Premiums and Deposits % Change	Sales (1) 2003	Sales (1) 2002	Sales (1) % Change
Business/Product						
Group Insurance	**$ 1,062**	$ 907	17%	**$ 74**	$ 66	12%
Individual Insurance						
Life Insurance - participating	**418**	335	25%	**21**	15	40%
- non-participating	**100**	70	43%	**19**	10	90%
Living Benefits	**43**	32	34%	**10**	6	67%
Retirement & Investment Services						
Individual products	**420**	351	20%	**588**	435	35%
Group products	**563**	273	106%	**150**	156	-4%
International & Reinsurance						
- participating	**33**	-	-	**-**	-	-
- non-participating	**1,441**	1,227	17%	**1,156**	1,227	-6%
Total premiums and deposits	**$ 4,080**	$ 3,195	28%	**$ 2,018**	$ 1,915	5%
Bulk reinsurance - initial ceded premiums	**(2,716)**	-	-			
Net premiums and deposits	**$ 1,364**	$ 3,195	-57%			
Summary by Type						
Risk-based products	**$ 1,348**	$ 1,080	25%			
International and reinsurance	**898**	1,227	-27%			
Total risk-based products	**2,246**	2,307	-3%			
ASO contracts	**468**	332	41%			
Segregated funds deposits:						
- Individual products	**884**	317	179%			
- Group products	**482**	239	102%			
Total premiums and deposits	**$ 4,080**	$ 3,195	28%			
Bulk reinsurance - initial ceded premiums	**(2,716)**	-	-			
Net premiums and deposits	**$ 1,364**	$ 3,195	-57%			

(1) Excludes Quadrus distributed mutual funds sales.

Total premiums and deposits for the three months ended September 30, 2003, before deduction of initial ceded premiums related to bulk reinsurance of a block of in-force liabilities, increased $885 million overall, compared to the same period in 2002.

CLFC premiums and deposits were $1,941 million in total, $1,027 million of risk-based product premiums, $106 million of self-funded premium equivalents, and $808 million of segregated funds deposits. Excluding CLFC, risk-based product premiums were lower than 2002 levels, largely due to reduced reinsurance premiums in the third quarter of 2003 for both property and casualty and life lines of business.

Total sales for the three months ended September 30, 2003 were up 5% overall from 2002 levels. However, CLFC sales included in 2003 were $983 million in total, $18 million Individual Insurance, $163 million Retirement & Investment Services and $802 million International & Reinsurance. Excluding CLFC, the reduction in sales from 2002 levels was almost entirely due to reduced reinsurance volumes in the third quarter.

GREAT-WEST
LIFECO INC.

(in $ millions)

For the nine months ended September 30	Premiums and Deposits 2003	2002	% Change	Sales (1) 2003	2002	% Change
Business/Product						
Group Insurance	**$ 2,951**	$ 2,654	11%	**$ 210**	$ 236	-11%
Individual Insurance						
Life Insurance - participating	**1,135**	1,023	11%	**57**	46	24%
- non-participating	**237**	210	13%	**37**	31	19%
Living Benefits	**110**	94	17%	**22**	17	29%
Retirement & Investment Services						
Individual products	**1,242**	1,417	-12%	**1,707**	1,819	-6%
Group products	**1,243**	938	33%	**448**	489	-8%
International & Reinsurance						
- participating	**33**	-	-	**-**	-	-
- non-participating	**3,589**	2,882	25%	**3,304**	2,882	15%
Total premiums and deposits	**$ 10,540**	$ 9,218	14%	**$ 5,785**	$ 5,520	5%
Bulk reinsurance - initial ceded premiums	**(2,716)**	-	-			
Net premiums and deposits	**$ 7,824**	$ 9,218	-15%			
Summary by Type						
Risk-based products	**$ 3,625**	$ 3,176	14%			
International and reinsurance	**3,046**	2,882	6%			
Total risk-based products	**6,671**	6,058	10%			
ASO contracts	**1,197**	1,002	19%			
Segregated funds deposits:						
- Individual products	**1,589**	1,329	20%			
- Group products	**1,083**	829	31%			
Total premiums and deposits	**$ 10,540**	$ 9,218	14%			
Bulk reinsurance - initial ceded premium	**(2,716)**	-	-			
Net premiums and deposits	**$ 7,824**	$ 9,218	-15%			

(1) Excludes Quadrus distributed mutual funds sales.

Total premiums and deposits for the nine months ended September 30, 2003, before the deduction of initial ceded premiums related to bulk reinsurance of a block of in-force liabilities, increased $1,322 million, compared to the same period in 2002.

CLFC premiums and deposits were $1,941 million in total, $1,027 million of risk-based product premiums, $106 million of self-funded premium equivalents, and $808 million of segregated funds deposits. Excluding the impact of CLFC, risk-based product premiums were lower than 2002 levels, due mainly to reduced reinsurance premiums for both property and casualty and life lines of business.

Total sales for the nine months ended September 30, 2003 were up 5% overall from 2002 levels. However, CLFC sales included in 2003 were $983 million in total, $18 million Individual Insurance, $163 million Retirement & Investment Services and $802 million International & Reinsurance. Excluding CLFC, the reduction in sales from 2002 levels was essentially the impact of weaker equity markets in the first six months of 2002 reflected in retirement product sales and the lower third quarter sales of reinsurance products in 2003.

Net Investment Income

(in $ millions)

	For the three months ended September 30			For the nine months ended September 30		
	2003	2002	% Change	**2003**	2002	% Change
Investment income earned	**$ 865**	$ 468		**$ 1,942**	$ 1,500	
Amortization of gains and losses	**79**	44		**171**	130	
Provision for credit losses	**(3)**	2		**(9)**	(34)	
Gross investment income	**941**	514	83%	**2,104**	1,596	32%
Less: investment expenses	**19**	3		**25**	11	
Net investment income	**$ 922**	$ 511	80%	**$ 2,079**	$ 1,585	31%

Net investment income for the three months ended September 30, 2003 increased $411 million or 80% from the same period last year, of which $339 million of the increase relates to CLFC. Other items contributing to the increase in investment income include a gain on the sale of Lifestyles Retirement Communities and improved equity markets.

For the nine months ended September 30, 2003, net investment income increased $494 million or 31% from the same period last year, of which $339 million of the increase relates to CLFC. Other items contributing to the increase in investment income include a gain on the sale of Lifestyles Retirement Communities, improved equity markets, lower in-year asset provisions and additional investment income received on funds withheld by ceding insurers.

Fee Income

(in $ millions)

	For the three months ended September 30			For the nine months ended September 30		
	2003	2002	% Change	**2003**	2002	% Change
Segregated funds	**$ 159**	$ 78	104%	**$ 319**	$ 240	33%
ASO contracts	**27**	17	59%	**65**	51	27%
Other	**22**	7	-	**41**	25	64%
	$ 208	$ 102	104%	**$ 425**	$ 316	34%

Fee income is derived from the management of segregated funds assets and the provision of Group health ASO business. For the three months ended September 30, 2003, the increase in fee income of $106 million, compared to the same period in 2002, includes $98 million of fee income for CLFC and increased segregated funds fees.

For the nine months ended September 30, 2003, the increase in fee income of $109 million compared to 2002 includes $98 million related to CLFC and general increases in all fee accounts.

Paid or Credited to Policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds). The ceded premiums of $2.7 billion associated with the bulk reinsurance transaction have been recorded in the summary of consolidated operations as a reduction of premium income and a corresponding reduction of paid or credited to policyholders.

In aggregate, $2.5 billion was paid or credited to policyholders in the three months ended September 30, 2003, before the reduction related to the bulk reinsurance transaction, including benefits paid or credited to policyholders of CLFC.

For the nine months ended September 30, 2003, $7.3 billion was paid or credited to policyholders, before the reduction related to the bulk reinsurance transaction, including benefits paid or credited to policyholders of CLFC.

Income Taxes
Income taxes for the three months ended September 30, 2003 were $80 million compared to $1 million for the same period of 2002. Excluding the $20 million related to CLFC in 2003, the variance is essentially due to a third quarter 2002 reduction of $50 million in provisions for income taxes due to favourable tax experience arising from the completion of tax audits.

For the nine month period of 2003, income taxes were $163 million compared to $105 million in the same period of 2002, an increase of $58 million, essentially related to third quarter year-over-year variances.

Other
Included in other benefits and expenses are operating expenses, commission payments, as well as premium taxes.

(in $ millions)	For the three months ended September 30			For the nine months ended September 30		
	2003	2002	% Change	**2003**	2002	% Change
Total expenses	**$ 350**	$ 155	126%	**$ 692**	$ 473	46%
Less: investment expenses	**19**	3	-	**25**	11	-
Operating expenses	**331**	152	118%	**667**	462	44%
Commissions	**204**	102	100%	**421**	312	35%
Premium taxes	**37**	19	95%	**77**	56	38%
Total	**$ 572**	$ 273	110%	**$ 1,165**	$ 830	40%

For the three months ended September 30, 2003, operating expenses increased $179 million when compared to the same period in 2002. The inclusion of CLFC expenses increased 2003 by $185 million, and was partially offset by general reductions of $6 million. Commission payments increased $102 million, including $98 million related to CLFC. Premium taxes increased $18 million, including $17 million related to CLFC.

For the nine months ended September 30, 2003, operating expenses increased $205 million, compared to 2002. The inclusion of CLFC expenses increased 2003 by $185 million, with other increases in employee future benefit costs and information system research.

ASSETS

Assets Under Administration

(in $ millions)	**September 30 2003**	December 31 2002
Invested assets	**$ 54,022**	$ 28,871
Goodwill and intangible assets	**6,188**	1,621
Other general fund assets	**6,753**	5,518
Total assets	**66,963**	36,010
Segregated funds assets	**41,958**	18,504
Total assets under administration	**$ 108,921**	$ 54,514

Total assets under administration at September 30, 2003 were $108.9 billion, an increase of $54.4 billion from December 31, 2002. General fund assets increased by $31.0 billion and segregated funds assets increased by $23.4 billion compared with December 31, 2002.

The acquisition of CLFC added $50.1 billion of assets under administration, $27.9 billion of general funds assets and $22.2 billion of segregated funds assets.

Invested Assets

Invested assets at September 30, 2003 were $54.0 billion, an increase of $25.2 billion from December 31, 2002, including $26.2 billion of CLFC assets.

Asset Distribution
(in $ millions)

	September 30, 2003		December 31, 2002	
Government bonds	**$ 14,632**	**27 %**	$ 7,721	26 %
Corporate bonds	**19,061**	**35**	9,393	33
Mortgages	**11,591**	**21**	7,190	25
Stocks	**2,844**	**5**	1,414	5
Real estate	**1,450**	**3**	1,080	4
Sub-total portfolio investments	**49,578**		26,798	
Cash & certificates of deposit	**2,394**	**5**	579	2
Policy loans	**2,050**	**4**	1,494	5
Total invested assets	**$ 54,022**	**100 %**	$ 28,871	100 %

Asset Quality – The total bond portfolio increased to $33.7 billion or 62% of invested assets at September 30, 2003, from $17.1 billion or 59% at December 31, 2002. Federal, provincial and other invested securities represented 43% of the bond portfolio, down from 45% in 2002.

The overall quality of the bond portfolio remained high, with 99% of the portfolio rated investment grade and 86% rated A or higher.

Investments in mortgage loans and real estate increased to $13.0 billion or 24% of invested assets, compared to $8.3 billion or 29% at December 31, 2002.

With the inclusion of CLFC at September 30, 2003, non-investment grade bonds were $404 million or 1.2% of the portfolio at September 30, 2003, compared with 2.2% of the portfolio at December 31, 2002.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $176 million or 0.35% of portfolio investments at September 30, 2003, compared with 0.35% at December 31, 2002.

Allowances for credit losses at September 30, 2003 for non-performing assets and non-investment grade bonds was $112 million compared with $78 million at December 31, 2002. Additional provisions for future credit losses on assets backing liabilities are included in actuarial liabilities and amount to $742 million at September 30, 2003 ($406 million at December 31, 2002).

Bond Portfolio Quality (excludes $809 million short-term investments, $706 million in 2002)
(in $ millions)

	September 30, 2003		December 31, 2002	
Estimated Rating				
AAA	**$ 12,721**	**39 %**	$ 6,599	40 %
AA	**5,249**	**16**	2,445	15
A	**10,033**	**31**	5,183	32
BBB	**4,477**	**13**	1,814	11
BB or lower	**404**	**1**	367	2
Total	**$ 32,884**	**100 %**	$ 16,408	100 %

Non-Performing Loans
(in $ millions)

Asset Class	September 30, 2003 Bonds	Mortgages	Total	December 31, 2002 Bonds	Mortgages	Total
Non-performing loans	$ 165	$ 11	$ 176	$ 86	$ 7	$ 93

Allowances for Credit Losses
(in $ millions)

	September 30, 2003			December 31, 2002		
	Specific Provisions	General Provisions	Total	Specific Provisions	General Provisions	Total
Bonds and mortgage loans	$ 97	$ 15	$ 112	$ 60	$ 18	$ 78

Other General Fund Assets
(in $ millions)

	September 30 2003	December 31 2002
Funds withheld by ceding insurers	$ 4,655	$ 4,786
Other assets	2,098	732
Total other general fund assets	$ 6,753	$ 5,518

Other assets, at $2.1 billion, is made up of several items including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, prepaid amounts, and accounts receivable, and includes $1.4 billion related to CLFC.

Segregated Funds
Segregated funds assets under management, which are measured at market values, increased by $23.5 billion to $42.0 billion, including CLFC segregated funds of $22.2 billion.

(in $ millions)	September 30	December 31			
	2003	2002	2001	2000	1999
Stocks	$ 28,231	$ 10,521	$ 11,414	$ 11,238	$ 9,025
Bonds	6,890	4,132	4,065	4,249	4,024
Mortgages	1,446	1,349	1,150	1,070	1,128
Real estate	3,105	2,022	1,767	1,383	1,119
Cash and other	2,286	480	697	742	434
Total	$ 41,958	$ 18,504	$ 19,093	$ 18,682	$ 15,730
Internally-managed	30,875	13,195	14,480	14,382	12,397
Externally-managed	11,083	5,309	4,613	4,300	3,333
In-period change	127%	-3%	2%	19%	-

LIABILITIES
(in $ millions)

	September 30 2003	December 31 2002
Policy liabilities	$ 48,585	$ 28,889
Net deferred gains on portfolio investments sold	1,955	814
Other general fund liabilities	7,828	2,142
Total liabilities	$ 58,368	$ 31,845

Total liabilities at September 30, 2003 were $58.4 billion, an increase of $26.5 billion, including CLFC liabilities of $25.2 billion.

Policy Liabilities – Policy liabilities increased $19.7 billion, including CLFC policy liabilities of $22.7 billion and a reduction of approximately $2.9 billion related to bulk reinsurance, which resulted in a reduction in policy liabilities and an increase to funds held on reinsurance.

Other General Fund Liabilities

(in $ millions)	**September 30 2003**	December 31 2002
Current income taxes	**$ 567**	$ 452
Commercial paper and other loans	**2,628**	583
Funds held under reinsurance contracts	**2,930**	-
Other liabilities	**1,703**	1,107
Total other general fund liabilities	**$ 7,828**	$ 2,142

Total other general fund liabilities at September 30, 2003 were $7.8 billion, an increase of $5.7 billion from December 31, 2002. The increase in commercial paper and other loans includes $1.6 billion due to the issue of debentures and utilization of credit facilities to support the acquisition of CLFC and $0.6 billion due to the inclusion of CLFC in 2003. Other liabilities, at $1.7 billion, which increased $0.6 billion from December 31, 2002, includes $0.8 billion for CLFC. Other liabilities include trade payables, accruals, temporary transaction related liabilities, as well as provisions for retirement benefits other than pensions.

Liquidity

The Company uses a number of techniques to manage liquidity in the general fund. Products are designed to improve the predictability of their liability cash flows and to reduce the risk of disintermediation. Assets are acquired to provide cash flows that match the requirements of liabilities. A portion of assets are held in highly marketable securities that can be sold to meet cash flow requirements prior to maturity. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access the capital markets for funds. At September 30, 2003, the Company held over $31 billion in highly marketable securities.

Operating Results

United States Segment

The United States operating results for Lifeco are the net operating income of GWL&A, and the consolidated United States operations of Great-West, which includes United States operating income of CLFC from date of acquisition, together with an allocation of a portion of Lifeco's corporate results.

Translation of Foreign Currency
Throughout this report, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period.

The rates employed are:

Period ended	Balance Sheet	Operations	
	Assets & Liabilities	Income & Expenses	Net Effective Rate (1)
United States Dollar			
September 30, 2003	**$1.3500**	**$1.4300**	**$1.5875**
December 31, 2002	$1.5800	$1.5700	$1.5295
September 30, 2002	$1.5860	$1.5700	$1.5301
Volatility of Comparable Figures			
Change from:			
December 31, 2002	(14.6%)	(8.9%)	3.8%
September 30, 2002	(14.9%)	(8.9%)	3.8%

(1) The effective rate for the translation of United States dollar net income reflects translation at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility.

The translation of all foreign currency assets, liabilities, as well as income and expense items, is for presentation purposes only, and does not represent realized gains and losses. The volatility of foreign exchange markets experienced over the past twelve months affects the comparability of individual financial statement items.

Net Effective Rate – The effect of the volatility of foreign exchange translation rates for total United States dollar net income was mitigated by the Company through the foreign exchange program described above, the results of which are recorded as part of net investment income and income taxes.

GREAT-WEST
LIFECO INC.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(in $ millions, except per common share amounts)

	For the three months ended September 30			For the nine months ended September 30		
	2003	2002	% Change	**2003**	2002	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 818**	$ 803	2%	**$ 2,011**	$ 2,249	-11%
Self-funded premium equivalents (ASO contracts) (1)	**1,597**	2,037	-22%	**5,089**	6,196	-18%
Segregated funds deposits: (1)						
Individual products	**100**	173	-42%	**252**	500	-50%
Group products	**566**	639	-11%	**1,940**	2,497	-22%
Total premiums and deposits	**3,081**	3,652	-16%	**9,292**	11,442	-19%
Bulk reinsurance - initial ceded premiums (2)	**(2,713)**	-		**(2,713)**	-	
Net premiums and deposits	**368**	3,652	-90%	**6,579**	11,442	-43%
Fee and other income	**290**	339	-14%	**905**	1,063	-15%
Paid or credited to policyholders (2)	**(1,825)**	988	-	**(361)**	2,759	-
Net income attributable to:						
Preferred shareholders	**-**	(1)		**-**	-	
Common shareholders before restructuring costs	**163**	126	29%	**427**	371	15%
Restructuring costs (3)	**-**	-		**-**	-	
Common shareholders	**163**	126	29%	**427**	371	15%
At September 30						
Total assets				**$ 32,120**	$ 24,048	34%
Segregated funds assets (1)				**16,337**	17,055	-4%
Total assets under administration				**$ 48,457**	$ 41,103	18%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) During the third quarter of 2003, as part of a risk rebalancing program related to the acquisition of Canada Life Financial Corporation (CLFC), a number of bulk reinsurance ceded contracts were executed with third parties. Premiums related to the initial cession of in force policy liabilities in GWL&A were $2,713 million.

(3) Following the acquisition of CLFC by the Company, a plan was developed to restructure and integrate the operations of CLFC. Shareholder net income for the three months and nine months ended September 30, 2003 excludes restructuring costs in its United States operations of $3 million after-tax.

GREAT-WEST
LIFECO INC.

FINANCIAL INFORMATION
Consolidated Operations
(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2003	2002	**2003**	2002
Income:				
Premium income (1)	**$ 818**	$ 803	**$ 2,011**	$ 2,249
Bulk reinsurance - initial ceded premiums (2)	**(2,713)**	-	**(2,713)**	-
	(1,895)	803	**(702)**	2,249
Net investment income	**394**	367	**1,088**	1,119
Fee and other income	**290**	339	**905**	1,063
Total income	**(1,211)**	1,509	**1,291**	4,431
Benefits and Expenses:				
Paid or credited to policyholders	**(1,825)**	988	**(361)**	2,759
Other	**374**	337	**1,008**	1,122
Net operating income before income taxes	**240**	184	**644**	550
Income taxes	**80**	59	**218**	178
Net income before non-controlling interests	**160**	125	**426**	372
Non-controlling interests	**(3)**	-	**(1)**	1
Net income	**$ 163**	$ 125	**$ 427**	$ 371
Summary of Net Income				
Preferred shareholder dividends	**$ -**	$ (1)	**$ -**	$ -
Net income - common shareholders	**163**	126	**427**	371
Net income	**$ 163**	$ 125	**$ 427**	$ 371
(1) excludes - segregated funds deposits	**$ 666**	$ 812	**$ 2,192**	$ 2,997
- self-funded premium equivalents (ASO)	**$ 1,597**	$ 2,037	**$ 5,089**	$ 6,196

(2) During the third quarter of 2003, as part of a risk rebalancing program related to the acquisition of Canada Life Financial Corporation (CLFC), a number of bulk reinsurance ceded contracts were executed with third parties. Premiums related to the initial cession of in force policy liabilities in GWL&A were $2,713 million.

Reference is made to note 11 of Lifeco's interim financial statements, Segmented Information.

NET INCOME

For the three months ended September 30, 2003, United States consolidated net income of Lifeco attributable to common shareholders was up 29% to $163 million, compared to $126 million a year ago. For the nine months ended September 30, 2003, United States consolidated net income attributable to common shareholders was up 15% to $427 million, compared to $371 million a year ago.

Net Income Attributable to Common Shareholders
(in $ millions)

	For the three months ended September 30			For the nine months ended September 30		
	2003	2002	% Change	**2003**	2002	% Change
Employee Benefits	**$ 77**	$ 65	18%	**$ 214**	$ 182	18%
Financial Services	**76**	59	29%	**194**	183	6%
Corporate	**10**	2	-	**19**	6	-
	$ 163	$ 126	29%	**$ 427**	$ 371	15%
(millions - US $)						
Employee Benefits	**$ 49**	$ 43	14%	**$ 135**	$ 119	13%
Financial Services	**48**	39	23%	**122**	120	2%
Corporate	**6**	-	-	**12**	3	-
	$ 103	$ 82	26%	**$ 269**	$ 242	11%

The increase in earnings for both the three month and nine month periods ended September 30, 2003, compared to a year ago, was primarily related to favourable morbidity in Employee Benefits and favourable mortality in Financial Services for GWL&A, as well as the inclusion of the United States operations for CLFC from the date of acquisition, which represents approximately $14 million.

In terms of major business units, in addition to the inclusion of the U.S. operations of CLFC:

For the three months ended September 30, 2003

- Employee Benefits – Third quarter earnings increased 18%, primarily due to improved aggregate and specific stop loss morbidity.
- Financial Services – The increase in earnings of 29% for the third quarter of 2003, compared to a year ago, is primarily related to improved mortality.
- Corporate – The $8 million increase for 2003, compared to a year ago, is the result of lower taxes and increased investment income.

For the nine months ended September 30, 2003

- Employee Benefits – Earnings increased 18%, primarily due to improved aggregate and specific stop loss morbidity.
- Financial Services – The increase in earnings of 6% for the first nine months of 2003, compared to a year ago, is primarily related to improved mortality experience offset somewhat by lower interest margins.
- Corporate – The $13 million increase for the first nine months of 2003, compared to a year ago, is the result of lower taxes and increased investment income.

BULK REINSURANCE

The Employee Benefits business unit of the GWL&A entered into a bulk reinsurance agreement during the third quarter of 2003 with a third-party reinsurer to cede a portion of direct written group health stop-loss and excess loss business. This agreement was retroactive to January 1, 2003. The Financial Services business unit of the GWL&A entered into a reinsurance agreement during the third quarter of 2003 with another third-party reinsurer to cede a portion of guaranteed investment contracts (GICs). This second agreement was retroactive to April 1, 2003 and the following initial cession transactions were recorded in the third quarter summary of consolidated operations as a result of these transactions:

(in $ millions)	Employee Benefits	Financial Services	Total
Premium income	$ (575)	$ (2,138)	$ (2,713)
Investment income	-	(68)	(68)
Paid or credited to policyholders	(575)	(2,212)	(2,787)
Commissions	-	6	6
Net income	$ -	$ -	$ -

PREMIUMS AND DEPOSITS

(in $ millions)

	Premiums and Deposits			Sales		
For the three months ended September 30	**2003**	2002	% Change	**2003**	2002	% Change
Business/Product						
Employee Benefits						
Group life and health	$ **2,049**	$ 2,453	-16%	$ **190**	$ 155	23%
Financial Services						
Savings	**382**	535	-29%	**115**	142	-19%
Insurance	**235**	190	24%	**16**	66	-76%
401(k)	**415**	474	-12%	**279**	175	59%
Total premiums and deposits	$ **3,081**	$ 3,652	-16%	$ **600**	$ 538	12%
Bulk reinsurance - initial ceded premiums	**(2,713)**	-	-			
Net premiums and deposits	$ **368**	$ 3,652	-90%			
Summary by Type						
Risk-based products	$ **818**	$ 803	2%			
ASO contracts	**1,597**	2,037	-22%			
Segregated funds deposits:						
- Individual products	**100**	173	-42%			
- Group products	**566**	639	-11%			
Total premiums and deposits	$ **3,081**	$ 3,652	-16%			
Bulk reinsurance - initial ceded premiums	**(2,713)**	-	-			
Net premiums and deposits	$ **368**	$ 3,652	-90%			
Total premiums and deposits and sales US $	$ **2,226**	$ 2,339	-5%	$ **436**	$ 345	26%

For the three months ended September 30, 2003, CLFC premiums and deposits were $190 million in total, $147 million of risk-based product premiums and $43 million of segregated funds deposits. Excluding the impact of CLFC, the decrease in the Employee Benefits segment continues to reflect the 17% decline in membership since September 30, 2002, partially offset by the result of pricing actions taken during the last year. Total health care membership at September 30, 2003 of 1.9 million members declined from 2.2 million members at December 31, 2002, and from 2.2 million members at September 30, 2002. Much of the health care decline can be attributed to terminations resulting from pricing action related to target margins.

The decrease in the Financial Services segment from 2002 (excluding reinsurance) was due to lower Business-Owned Life Insurance (BOLI) premiums in 2003 where sales have been negligible and lower segregated funds deposits in the Savings and 401(k) areas. The lower deposits are a function of lower average participant accounts during the first half of the year and a large single premium deposit in 2002. As a result of one large case termination on January 1, 2003, participant accounts decreased by 117,000 which contributed to lower deposits for the nine months ended September 30, 2003, compared to the same period in 2002. However, in the third quarter of 2003, participant accounts have increased 88,000 reflecting a net growth in participant accounts of 19,000 for the nine months ended September 30, 2003.

The increase in sales for the three months ended September 30, 2003 was driven by the Employee Benefits segment primarily in the mid range case size with higher average premiums.

(in $ millions)

	Premiums and Deposits			Sales		
For the nine months ended September 30	**2003**	2002	% Change	**2003**	2002	% Change
Business/Product						
Employee Benefits						
Group life and health	**$ 6,196**	$ 7,395	-16%	**$ 764**	$ 942	-19%
Financial Services						
Savings	**1,202**	1,720	-30%	**374**	620	-40%
Insurance	**483**	602	-20%	**42**	182	-77%
401(k)	**1,411**	1,725	-18%	**888**	705	26%
Total premiums and deposits	**$ 9,292**	$ 11,442	-19%	**$ 2,068**	$ 2,449	-16%
Bulk reinsurance - initial ceded premiums	**(2,713)**	-	-			
Net premiums and deposits	**$ 6,579**	$ 11,442	-43%			
Summary by Type						
Risk-based products	**$ 2,011**	$ 2,249	-11%			
ASO contracts	**5,089**	6,196	-18%			
Segregated funds deposits:						
- Individual products	**252**	500	-50%			
- Group products	**1,940**	2,497	-22%			
Total premiums and deposits	**$ 9,292**	$ 11,442	-19%			
Bulk reinsurance - initial ceded premiums	**(2,713)**	-	-			
Net premiums and deposits	**$ 6,579**	$ 11,442	-43%			
Total premiums and deposits and sales US $	**$ 6,498**	$ 7,288	-11%	**$ 1,446**	$ 1,560	-7%

For the nine months ended September 30, 2003, CLFC premiums and deposits were $190 million in total, $147 million of risk-based product premiums and $43 million of segregated funds deposits. Excluding the impact of CLFC, the decrease in the Employee Benefits segment continues to reflect the 17% decline in membership partially offset by the result of pricing actions taken during the last year. Total health care membership at September 30, 2003 of 1.9 million members declined from 2.2 million members at December 31, 2002, and from 2.2 million members at September 30, 2002. Much of the health care decline can be attributed to terminations resulting from pricing action related to target margins.

The decrease in the Financial Services segment was primarily due to lower BOLI premiums and lower variable premium deposits from single premium deposits. Participant accounts in the retirement services markets (including third party administration and institutional) have increased 1% from 2,160,000 at December 31, 2002 to 2,179,000 at September 30, 2003.

The decrease in sales for the nine months ended September 30, 2003 was driven by an Employee Benefits segment decrease of 23%. The decrease in Employee Benefits is primarily the result of lower sales in the large case market. Financial Services also decreased by 14% driven by lower BOLI deposits in the insurance sector and a decrease in single premium savings, partially offset by an increase in 401(k) sales.

Net Investment Income
(in $ millions)

	For the three months ended September 30			For the nine months ended September 30		
	2003	2002	% Change	**2003**	2002	% Change
Investment income earned	**$ 387**	$ 359	8%	**$ 1,052**	$ 1,094	-4%
Amortization of gains and losses	**23**	9	-	**49**	30	-
Provision for credit losses	**(8)**	2	-	**1**	5	-
Gross investment income	**402**	370	9%	**1,102**	1,129	-2%
Less: investment expenses	**8**	3		**14**	10	
Net investment income	**$ 394**	$ 367	7%	**$ 1,088**	$ 1,119	-3%

Net investment income for the three months ended September 30, 2003, representing the investment revenue from general funds assets, increased $27 million or 7%, compared to the same period in 2002. The acquisition of CLFC resulted in an increase of $91 million, partially offset by the impact of the bulk reinsurance agreement of $68 million. The majority of the strengthening of the provision for credit losses was related to the CLFC participating account.

For the nine months ended September 30, 2003, net investment income decreased $31 million or 3%, compared to last year. The CLFC acquisition resulted in an increase of $91 million, partially offset by the impact of the bulk reinsurance agreement of $68 million. The remaining decrease is due to a general trend of lower interest rates, as well as the effect of the change in the translation rate of US $ results.

Fee Income
(in $ millions)

	For the three months ended September 30			For the nine months ended September 30		
	2003	2002	% Change	**2003**	2002	% Change
Segregated funds	**$ 53**	$ 61	-13%	**$ 158**	$ 184	-14%
ASO contracts	**206**	253	-19%	**656**	798	-18%
Other	**31**	25	24%	**91**	81	12%
	$ 290	$ 339	-14%	**$ 905**	$ 1,063	-15%

Fee income is derived from the management of segregated funds assets and the administration of Group health ASO business. September results include CLFC fee income of $2 million.

For the three months ended September 30, 2003, fee income decreased 14% compared to the same period in 2002, with 6% of the decrease being the result of the change in the US $ translation rates. The remainder of the decrease is associated with an ASO fee income decrease of 8% related to a decrease in medical membership.

For the nine months ended September 30, 2003, fee income decreased 15% compared to the same period in 2002. The ASO fee income decreased 10% as a result of the decrease in medical membership, the remaining drop as a result of the change in US $ translation rates. The decrease in segregated funds fees is a combination of the lower U.S. equity markets and the change in US $ translation rates.

Paid or Credited to Policyholders
This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds). The ceded premiums of $2.7 billion associated with the bulk reinsurance transaction have been recorded in the summary of consolidated operations as a reduction of premium income and a corresponding reduction of paid or credited to policyholders.

For the three months ended September 30, 2003, amounts paid or credited to policyholders decreased $260 million or 26%, excluding the bulk reinsurance transaction and $234 million for CLFC, compared to the same period of 2002. This decrease is primarily due to decreases in group health claims, individual participating insurance death claims, and the change in US $ translation rates.

For the nine months ended September 30, 2003, amounts paid or credited to policyholders decreased $567 million or 21%, excluding the bulk reinsurance transaction and $234 million for CLFC, compared to the same period of 2002. This decrease is primarily due to decreases in group health claims, individual participating insurance death claims, and a reduction in surrenders in the savings lines, along with the change in US $ translation rates.

Other

Included in other benefits and expenses are operating expenses, commission payments, as well as premium taxes.

(in $ millions)	**For the three months ended September 30**			**For the nine months ended September 30**		
	2003	2002	% Change	**2003**	2002	% Change
Total expenses	**$ 282**	$ 264	7%	**$ 784**	$ 877	-11%
Less: investment expenses	**8**	3	167%	**14**	10	40%
Operating expenses	**274**	261	5%	**770**	867	-11%
Commissions	**84**	64	31%	**200**	219	-9%
Premium taxes	**16**	12	33%	**38**	36	6%
Total	**$ 374**	$ 337	11%	**$ 1,008**	$ 1,122	-10%

Operating expenses, commission payments and premium tax payments increases are primarily due to the inclusion of CLFC.

For the nine months ended September 30, 2003, operating expenses decreased 11%, to $770 million, from the same period in 2002, as the Employee Benefits Division reduced their staff throughout the last twelve months, which more than offset the inclusion of CLFC expenses. Commission payments are down 9% as a result of lower group health sales and the change in US $ translation rates. Premium tax payments are essentially flat with 2002, excluding CLFC.

ASSETS

Assets Under Administration

(in $ millions)	**September 30 2003**	December 31 2002
Invested assets	**$ 30,521**	$ 22,680
Goodwill and intangible assets	**170**	66
Other general fund assets	**1,429**	1,315
Total assets	**32,120**	24,061
Segregated funds assets	**16,337**	17,544
Total assets under administration	**$ 48,457**	$ 41,605

Total assets under administration at September 30, 2003 were $48.5 billion, up 16% from December 31, 2002.

The acquisition of CLFC added $8.5 billion of assets under administration, $8.0 billion of general funds assets and $0.5 billion of segregated funds assets.

Invested Assets

Asset Distribution
(in $ millions)

	September 30, 2003		December 31, 2002	
Government bonds	$ 7,175	24 %	$ 5,278	23 %
Corporate bonds	13,853	45	11,372	50
Mortgages	3,500	11	660	3
Stocks and real estate	374	1	354	2
Sub-total portfolio investments	24,902		17,664	
Cash & certificates of deposit	1,064	4	333	1
Policy loans	4,555	15	4,683	21
Total invested assets	$ 30,521	100 %	$ 22,680	100 %

Invested assets at September 30, 2003 were $30.5 billion, compared to $22.7 billion at December 31, 2002.

Asset Quality – With the inclusion of CLFC at September 30, 2003, the Company's exposure to non-investment grade bonds was $674 million or 3% of the portfolio at September 30, 2003, unchanged from December 31, 2002. Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $195 million or 0.76% of portfolio investments at September 30, 2003, compared to 0.26% at December 31, 2002.

Allowances for credit losses at September 30, 2003 for non-investment grade bonds and non-performing assets was $140 million, compared with $88 million December 31, 2002. Additional provisions for future credit losses on assets backing liabilities are included in actuarial liabilities and amount to $212 million at September 30, 2003 ($34 million at December 31, 2002).

Bond Portfolio Quality (excludes $1,325 million short-term investments, $1,033 million in 2002)
(in $ millions)

	September 30, 2003		December 31, 2002	
Estimated Rating				
AAA	$ 10,353	53 %	$ 9,220	59 %
AA	1,738	9	1,401	9
A	3,128	16	2,298	15
BBB	3,810	19	2,227	14
BB or lower	674	3	471	3
Total	$ 19,703	100 %	$ 15,617	100 %

Non-Performing Loans
(in $ millions)

	September 30, 2003				December 31, 2002			
Asset Class	**Bonds**	**Mortgages**	**Foreclosed Real Estate**	**Total**	Bonds	Mortgages	Foreclosed Real Estate	Total
Non-performing loans	$ 177	$ 16	$ 2	$ 195	$ 39	$ 4	$ 3	$ 46

Allowances for Credit Losses
(in $ millions)

	September 30, 2003			December 31, 2002		
	Specific Provisions	**General Provisions**	**Total**	Specific Provisions	General Provisions	Total
Bonds and mortgage loans	$ 76	$ 64	$ 140	$ -	$ 88	$ 88

Other General Fund Assets

(in $ millions)	September 30 2003	December 31 2002
Total other general fund assets	$ 1,429	$ 1,315

Other general fund assets, at $1.4 billion, is made up of several items, including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, software development, and accounts receivable. The increase of $114 million is mainly attributable to increased cash collateral for securities lending offset by the change in US $ translation rates.

Segregated Funds

Segregated funds assets under management, which are measured at market values, decreased mainly due to the change in US $ translation rates.

(in $ millions)	September 30	December 31			
	2003	2002	2001	2000	1999
Variable funds	$ 12,188	$ 12,731	$ 16,103	$ 16,394	$ 16,771
Stable asset accounts	4,149	4,813	3,671	2,083	1,227
Total	$ 16,337	$ 17,544	$ 19,774	$ 18,477	$ 17,998
In-period change	-7%	-11%	7%	3%	-

LIABILITIES

(in $ millions)	September 30 2003	December 31 2002
Policy liabilities	$ 24,359	$ 19,407
Net deferred gains on portfolio investments sold	266	144
Other general fund liabilities	5,029	1,916
Total liabilities	$ 29,654	$ 21,467

Total liabilities at September 30, 2003 were $29.7 billion, an increase of 38% from December 31, 2002, including CLFC liabilities of $7.5 billion, mitigated somewhat by the fluctuation in the US $ translation rate. This analysis does not include segregated funds liabilities which are off-balance sheet liabilities, not part of general funds.

Policy Liabilities – are up $5.0 billion or 26% from December 31, 2002 to September 30, 2003, reflecting the inclusion of $8.9 billion of CLFC policy liabilities, a reduction of approximately $1.8 billion related to bulk reinsurance, as well as changes in US $ translation rates.

Other General Fund Liabilities

(in $ millions)	September 30 2003	December 31 2002
Current income taxes	$ 33	$ 2
Repurchase agreements	909	511
Commercial paper and other loans	371	429
Funds held under reinsurance contracts	1,805	-
Other liabilities	1,911	974
Total other general fund liabilities	$ 5,029	$ 1,916

Total other general fund liabilities were $5.0 billion at September 30, 2003, up $3.1 billion from December 31, 2002. Other liabilities, at $1.9 billion, increased $0.9 billion from December 31, 2002. The increase in 2003 is due primarily to temporary outstanding settlements of bond purchases at the quarter-end. This grouping of accounts also includes accruals, payables and policyholder deposits not yet allocated.

Liquidity
The liquidity needs of the United States operations of the Company are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. A portion of assets are held in highly marketable securities that can be sold to meet cash flow requirements prior to maturity. Additional liquidity is available through established lines of credit and through the demonstrated ability of the Company to access the capital markets. At September 30, 2003, over $16.9 billion of assets could be classified as highly marketable/liquid.

Operating Results

Lifeco Corporate

FINANCIAL INFORMATION
Consolidated Operations
(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2003	2002	**2003**	2002
Income:				
Premium income	-	-	-	-
Bulk reinsurance - initial ceded premiums	-	-	-	-
	-	-	-	-
Net investment income	-	-	-	-
Fee and other income	-	-	-	-
Total income	-	-	-	-
Benefits and Expenses:				
Paid or credited to policyholders	-	-	-	-
Other	2	-	2	-
Restructuring costs	21	-	21	-
Net operating income before income taxes	(23)	-	(23)	-
Income taxes	(5)	-	(5)	-
Net income before non-controlling interests	(18)	-	(18)	-
Non-controlling interests	-	-	-	-
Net income	$ (18)	$ -	$ (18)	
Summary of Net Income				
Preferred shareholder dividends	$ -	$ -	$ -	$ -
Net income - common shareholders	(18)	-	(18)	-
Net income	$ (18)	$ -	$ (18)	$ -

During the third quarter 2003, a Lifeco Corporate Segment has been established to record Lifeco holding company activities and transactions that are not directly attributable to the business segments of the Company.

Corporate net earnings results for Lifeco, attributable to common shareholders, were a charge of $18 million comprised mostly of restructuring costs of $12 million incurred to September 30, 2003 related to the CLFC acquisition, $9 million after-tax in its Canada and International operations, and $3 million after-tax in its United States operation.

In addition, corporate earnings include charges of $4 million related to U.S. withholding taxes and $2 million Lifeco entity operating expenses.

GREAT-WEST
LIFECO INC.

100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

Member of the Power Financial Corporation group of companies

GREAT-WEST
LIFECO INC.

RELEASE

TSX:GWO

Great-West Lifeco reports nine months 2003 results

Toronto, October 29, 2003 ... Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders, excluding restructuring charges related to the acquisition of Canada Life Financial Corporation (CLFC), of $336 million for the third quarter of 2003, compared to $240 million reported a year ago, an increase of 40%. On a per share basis, this represents $0.771 per common share for the third quarter of 2003, an increase of 18%, compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for the quarter was $324 million or $0.739 per common share.

For the nine months ended September 30, 2003, net income attributable to common shareholders, excluding restructuring charges, was $850 million, an increase of 22% compared to $696 million for 2002, or $2.176 per common share, an increase of 15% compared to $1.889 per common share for 2002. Net income, after restructuring costs, attributable to common shareholders was $838 million or $2.144 per common share for the nine months of 2003. The results of CLFC are included from July 10, 2003.

Highlights

- For the third quarter of 2003, common shareholder net income, excluding restructuring charges, increased 40% and earnings per common share, on the same basis, increased 18% over the third quarter of 2002.
- The Canada Life acquisition contributed approximately $0.045 per common share to third quarter earnings, which represents 6.2% accretion in quarter.
- Return on common shareholders' equity, excluding restructuring costs, was 21.6% for the twelve months ended September 30, 2003.
- Quarterly dividends declared were 29.25¢ per common share, payable December 31, 2003. Dividends paid on common shares for the first nine months of 2003 were 19% higher than a year ago.

Canada Life Acquisition

On July 10, 2003, Lifeco completed its acquisition of Canada Life Financial Corporation, the parent company of The Canada Life Assurance Company. Lifeco acquired all outstanding common shares of Canada Life Financial that it did not already beneficially own, for an aggregate transaction value of $7.2 billion. Lifeco immediately transferred the common shares of Canada Life Financial Corporation to its Canadian subsidiary, The Great-West Life Assurance Company (Great-West). Canada Life Financial Corporation is now a wholly-owned subsidiary of Great-West.

.../2

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company, Canada Life Financial Corporation from the date of acquisition, as well as London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.

CANADA AND INTERNATIONAL SEGMENT

Canada and International consolidated net earnings of Lifeco attributable to common shareholders for the third quarter of 2003 increased 57% to $179 million from $114 million a year ago. For the nine months ended September 30, 2003, earnings were up 32% to $429 million, compared to $325 million at September 30, 2002.

The increases were due to both strong operating earnings from Great-West and London Life, as well as the inclusion of Canada and International results for CLFC from date of acquisition - July 10, 2003, which represents earnings of approximately $57 million, net of related finance costs.

Total premiums and deposits for the nine months ended September 30, 2003 increased $1.3 billion from 2002 levels, with the third quarter of 2003 up $885 million. The increase reflects the inclusion in 2003 of $1.9 billion of CLFC premiums and deposits, mitigated by lower reinsurance premiums in the third quarter of 2003.

Fee income increased $109 million in 2003, of which $98 million was the inclusion of CLFC in 2003.

Total assets under administration at September 30, 2003 were $109.0 billion, which includes $50.1 billion attributable to CLFC.

UNITED STATES SEGMENT

United States consolidated net earnings of Lifeco attributable to common shareholders for the third quarter of 2003 increased 29% to $163 million from $126 million a year ago. For the nine months ended September 30, 2003, earnings were up 15% to $427 million compared to $371 million at September 30, 2002.

The increases were primarily related to favourable morbidity in Healthcare and favourable mortality in Financial Services, for GWL&A, as well as the inclusion of the United States operations for CLFC from the date of acquisition - July 10, 2003, which represents approximately $14 million.

Total premiums and deposits for the nine months ended September 30, 2003 decreased US $790 million (CDN $2.2 billion) compared to a year ago. The inclusion of CLFC results from date of acquisition impacted these results by CDN $190 million. As reported earlier this year, the reduction in premiums and deposits in the Employee Benefits segment is attributable to a contraction in health care medical membership. However, as noted above, earnings of the segment increased year-over-year. The reduction in premiums and deposits in the Financial Services segment is primarily due to lower segregated funds deposits resulting from the effects of the U.S. equity markets.

.../3

The decrease in fee income in 2003 is attributable to both the Group health ASO business and the reductions in segregated funds deposits.

Total assets under administration were $48.4 billion at September 30, 2003, including $8.5 billion attributable to the U.S. operations of CLFC.

LIFECO CORPORATE

Corporate net earnings results for Lifeco, attributable to common shareholders, were a charge of $18 million comprised mostly of restructuring costs of $12 million incurred to September 30, 2003 related to the CLFC acquisition.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.2925 per share on the common shares of the Company payable December 31, 2003 to shareholders of record at the close of business December 3, 2003.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares $0.293750 per share;
- Series E First Preferred Shares $0.30 per share; and
- Series F First Preferred Shares $0.36875 per share payable December 31, 2003 to shareholders of record at the close of business December 3, 2003;
- Class A, Series 1 Preferred Shares $0.3125 per share payable January 31, 2004 to shareholders of record at the close of business January 3, 2004.

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada and internationally through The Great-West Life Assurance Company, London Life Insurance Company and The Canada Life Assurance Company, and in the United States through Great-West Life & Annuity Insurance Company and The Canada Life Assurance Company. Lifeco and its companies, including Canada Life have more than $157 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

.../4

Forward-looking statements
This release may contain forward-looking statements about future operations, financial results, objectives and strategies of the Company. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and other similar expressions.

These statements are necessarily based on estimates and assumptions that are inherently subject to risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially due to a variety of factors, including legislative or regulatory developments, competition, technological change, global capital market activity, interest rates and general economic and political conditions in Canada, North America or internationally.

Readers are urged to consider these and other such factors carefully and not place undue emphasis on the Company's forward-looking statements.

Unless otherwise required by securities laws, the Company does not intend or have any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Further information
Financial highlights and the September 30, 2003 interim unaudited consolidated financial statements are attached.

The third quarter analyst teleconference for Great-West Lifeco will be held Wednesday, October 29, at 2:00 p.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone, through listen-only lines at:

- Participants in the Toronto area: 416-405-9328
- Participants from North America: 1-800-387-6216
- Participants from Overseas: Dial international access code first, then 800-7664-7664.

A replay of the call will be available from October 29, until November 3, and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 1487898).

- end -

For more information contact:

Marlene Klassen
Director, Media & Public Relations
(204) 946-7705
marlene.klassen@gwl.ca

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in millions of dollars except per common share amounts)

	For the three months ended September 30			For the nine months ended September 30		
	2003	2002	% Change	**2003**	2002	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 3,064**	$ 3,110	-1%	**$ 8,682**	$ 8,307	5%
Self-funded premium equivalents (ASO contracts) (1)	**2,065**	2,369	-13%	**6,286**	7,198	-13%
Segregated funds deposits: (1)						
Individual products	**984**	490	101%	**1,841**	1,829	1%
Group products	**1,048**	878	19%	**3,023**	3,326	-9%
Total premiums and deposits	**7,161**	6,847	5%	**19,832**	20,660	-4%
Bulk reinsurance - initial ceded premiums (2)	**(5,429)**	-		**(5,429)**	-	
Net premiums and deposits	**1,732**	6,847		**14,403**	20,660	
Fee and other income	**498**	441	13%	**1,330**	1,379	-4%
Paid or credited to policyholders (2)	**(2,059)**	3,522	-158%	**4,222**	9,434	-55%
Net income attributable to:						
Preferred shareholders	**15**	7	114%	**27**	23	17%
Common shareholders before restructuring costs	**336**	240	40%	**850**	696	22%
Restructuring costs (3)	**12**	-		**12**	-	
Common shareholders	**324**	240	35%	**838**	696	20%
Per Common Share						
Basic earnings before restructuring costs	**$ 0.771**	$ 0.653	18%	**$ 2.176**	$ 1.889	15%
Restructuring costs (3)	**0.032**	-		**0.032**	-	
Basic earnings	**0.739**	0.653	13%	**2.144**	1.889	13%
Dividends paid	**0.2925**	0.2475	18%	**0.8325**	0.6975	19%
Return on common shareholders' equity (12 months):						
Net income before restructuring costs				**21.6%**	22.3%	
Net income				**21.4%**	22.3%	
At September 30						
Total assets				**$ 99,083**	$ 59,435	67%
Segregated funds assets (1)				**58,295**	34,947	67%
Total assets under administration				**$ 157,378**	$ 94,382	67%
Capital stock and surplus				**8,518**	4,715	81%
Book value per common share				**16.50**	11.40	45%

(1) *Segregated funds deposits and self-funded premium equivalents (ASO contracts)*
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) During the third quarter of 2003, as part of a risk rebalancing program related to the acquisition of Canada Life Financial Corporation (CLFC), a number of bulk reinsurance ceded contracts were executed by The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A) with third parties. Premiums related to the initial cession of in force policy liabilities were $5,429 million.

(3) Following the acquisition of CLFC by the Company, a plan was developed to restructure and integrate the operations of CLFC with its wholly owned subsidiaries Great-West and GWL&A (see note 3 in the Company's 2003 interim financial statements). Shareholder net income for the three months and nine months ended September 30, 2003 includes restructuring of $12 after-tax or $.032 per common share.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in millions of dollars except earnings per common share)

	For the three months ended September 30		For the nine months ended September 30	
	2003	2002	**2003**	2002
Income				
Premium income	**$ 3,064**	$ 3,110	**$ 8,682**	$ 8,307
Bulk reinsurance - initial ceded premiums (note 10)	**(5,429)**	-	**(5,429)**	-
	(2,365)	3,110	**3,253**	8,307
Net investment income	**1,316**	878	**3,167**	2,704
Fee and other income	**498**	441	**1,330**	1,379
	(551)	4,429	**7,750**	12,390
Benefits and Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds (note 10)	**(2,059)**	3,522	**4,222**	9,434
Commissions	**288**	166	**621**	531
Operating expenses	**607**	413	**1,439**	1,329
Premium taxes	**53**	31	**115**	92
Restructuring costs (note 3)	**21**	-	**21**	-
Distribution on Capital Trust Securities (note 6)	**10**	-	**19**	-
Net income before income taxes	**529**	297	**1,313**	1,004
Income taxes - current	**230**	121	**474**	297
Income taxes - future	**(75)**	(61)	**(98)**	(14)
Net income before non-controlling interests	**374**	237	**937**	721
Non-controlling interests (note 6)	**35**	(10)	**72**	2
Net income	**$ 339**	$ 247	**$ 865**	$ 719
Earnings per common share (note 9)				
Basic	**$ 0.739**	$ 0.653	**$ 2.144**	$ 1.889
Diluted	**$ 0.732**	$ 0.646	**$ 2.122**	$ 1.865

Summary of Net Income				
Preferred shareholder dividends	**$ 15**	$ 7	**$ 27**	$ 23
Net income - common shareholders	**324**	240	**838**	696
Net income	**$ 339**	$ 247	**$ 865**	$ 719
Average number of shares outstanding - basic			390,828,605	368,470,287
Average number of shares outstanding - diluted			394,737,602	373,252,342

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in millions of dollars)

	September 30, 2003	December 31, 2002	September 30, 2002
Assets			
Bonds	$ 54,721	$ 33,764	$ 32,428
Mortgage loans	15,091	7,850	8,035
Stocks	3,019	1,581	1,513
Real estate	1,649	1,267	1,258
Loans to policyholders	6,605	6,177	6,123
Cash and certificates of deposit	3,458	912	1,328
Funds withheld by ceding insurers	4,655	4,786	4,538
Premiums in course of collection	560	305	351
Interest due and accrued	945	511	550
Future income taxes	312	138	240
Goodwill and intangible assets (note 4)	6,358	1,687	1,687
Other assets	1,710	1,093	1,384
Total assets	$ 99,083	$ 60,071	$ 59,435
Liabilities			
Policy liabilities			
Actuarial liabilities	$ 68,137	$ 44,508	$ 44,254
Provision for claims	1,126	645	638
Provision for policyholder dividends	597	363	375
Provision for experience rating refunds	946	927	940
Policyholder funds	2,138	1,853	1,818
	72,944	48,296	48,025
Commercial paper and other loans (note 5)	2,999	1,012	1,015
Current income taxes	600	454	525
Funds held under reinsurance contracts (note 10)	4,735	-	-
Other liabilities	3,614	2,081	1,783
Repurchase agreements	909	511	446
Net deferred gains on portfolio investments sold	2,221	958	1,000
	88,022	53,312	52,794
Non-controlling interests (note 6)	2,543	2,051	1,926
Capital Stock and Surplus			
Capital stock (note 7)	5,798	1,982	2,082
Surplus	2,817	2,382	2,278
Provision for unrealized gain on translation of net investment in foreign operations	(97)	344	355
	8,518	4,708	4,715
Liabilities, capital stock and surplus	$ 99,083	$ 60,071	$ 59,435

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

(in millions of dollars)

	For the nine months ended September 30	
	2003	2002
Balance, beginning of year	**$ 2,382**	$ 1,951
Net income	**865**	719
Redemption premium - preferred shares	**(2)**	-
Common share cancellation excess	**(72)**	(112)
Dividends to shareholders		
Preferred shareholders	**(27)**	(23)
Common shareholders	**(329)**	(257)
Balance, end of period	**$ 2,817**	$ 2,278

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*
(in millions of dollars)

	For the three months ended September 30		For the nine months ended September 30	
	2003	2002	**2003**	2002
Operations				
Net income	**$ 339**	$ 247	**$ 865**	$ 719
Adjustments for non-cash items:				
Change in policy liabilities	**(3,685)**	738	**(3,756)**	610
Change in funds withheld by ceding insurers	**(38)**	(416)	**131**	(61)
Change in funds held under reinsurance contracts	**4,735**	-	**4,735**	-
Change in current income taxes payable	**88**	(26)	**145**	14
Future income tax expense	**(75)**	(61)	**(98)**	(14)
Other	**(309)**	(579)	**266**	(854)
Cash flows from operations	**1,055**	(97)	**2,288**	414
Financing Activities				
Issue of common shares	**1,025**	2	**1,033**	14
Purchased and cancelled common shares	**(33)**	(53)	**(86)**	(127)
Redemption of preferred shares	**(102)**	-	**(102)**	-
Issue of debentures	**-**	-	**600**	-
Issue (repayment) of commercial paper and other loans	**986**	(50)	**983**	(58)
Debenture issue costs	**-**	-	**(6)**	-
Dividends paid	**(146)**	(98)	**(356)**	(280)
	1,730	(199)	**2,066**	(451)
Investment Activities				
Bond sales and maturities	**11,852**	5,456	**26,688**	15,944
Mortgage loan repayments	**676**	405	**1,317**	1,272
Stock sales	**264**	148	**560**	279
Real estate sales	**290**	-	**466**	38
Change in loans to policyholders	**(381)**	238	**(454)**	68
Change in repurchase agreements	**663**	(55)	**466**	47
Investment in Canada Life Financial Corporation	**(1,862)**	-	**(1,862)**	-
Investment in subsidiaries	**170**	-	**170**	72
Investment in bonds	**(10,993)**	(5,112)	**(27,419)**	(15,791)
Investment in mortgage loans	**(1,023)**	(313)	**(1,329)**	(922)
Investment in stocks	**(158)**	(55)	**(372)**	(451)
Investment in real estate	**(20)**	(9)	**(39)**	(28)
	(522)	703	**(1,808)**	528
Increase in cash and certificates of deposit	**2,263**	407	**2,546**	491
Cash and certificates of deposit, beginning of period	**1,195**	921	**912**	837
Cash and certificates of deposit, end of period	**$ 3,458**	$ 1,328	**$ 3,458**	$ 1,328

Notes to Interim Consolidated Financial Statements *(unaudited)*
($ amounts in millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

(a) The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at September 30, 2003 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2002, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2002.

(b) New Accounting Requirements for 2003

Disclosure of Guarantees

In February 2003, the CICA issued Accounting Guideline 14 (AcG-14), Disclosure of Guarantees, which identifies disclosure requirements for certain guarantees, for financial statements of interim and annual periods on or after January 1, 2003.

In the normal course, the Company may enter into agreements which may contain features which meet the AcG-14 definition of a guarantee, and while the maximum guarantee cannot always be determined, given the nature of the future events which may or may not occur, any such arrangements that were material have been previously disclosed by the Company.

Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)

In March 2003, the CICA issued Emerging Issue Committee (EIC) Abstract EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) for restructurings initiated after March 31, 2003. The standard replaces EIC-60 Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) and requires recognition of integration and restructuring costs in income when they are incurred. See note 3 for the impact of these abstracts on the financial statements of the Company.

(c) Certain of 2002 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

2. Acquisitions and Disposals

(a) Acquisition of Canada Life Financial Corporation

On July 10, 2003, the Company acquired all of the outstanding common shares of Canada Life Financial Corporation (CLFC), the parent company of The Canada Life Assurance Company (Canada Life), that were not already beneficially owned by the Company at a price of $44.50 per CLFC common share, representing an aggregate transaction value of $7.2 billion, including estimated transaction costs.

The acquisition was completed by way of a capital reorganization of CLFC pursuant to which CLFC shareholders received as consideration one of the following alternatives for each of their CLFC common shares:

- $44.50 in cash (to an aggregate maximum of approximately $4.4 billion); or
- 1.78 Lifeco 4.80% Non-Cumulative First Preferred Shares, Series E (to an aggregate maximum of 24 million Lifeco Series E Shares); or
- 1.78 Lifeco 5.90% Non-Cumulative First Preferred Shares, Series F (to an aggregate maximum of 8 million Lifeco Series F Shares); or
- 1.1849 Lifeco common shares (to an aggregate maximum of approximately 56 million Lifeco common shares); or
- any combination of the foregoing;

in each case subject to election and proration as a result of the stated maximums.

After election and proration, Lifeco issued 55,958,505 common shares at a price of $37.556 per common share which represents the weighted-average trading price of Lifeco common shares on the last five trading days prior to February 17, 2003, the effective date of the transaction agreement. Lifeco also issued 23,868,131 Lifeco 4.80% Non-Cumulative First Preferred Shares, Series E and 7,957,006 Lifeco 5.90% Non-Cumulative First Preferred Shares, Series F, both at a price of $25.00 per preferred share. The 607,712 common shares of CLFC that were beneficially owned by the Company had a carrying value of $21 as at the date of the acquisition.

Vested stock options on 2,766,834 CLFC common shares, outstanding at acquisition were exchanged for an equivalent number of Lifeco stock options on 3,278,421 Lifeco common shares at exercise prices based on a value of $37.556 for each Lifeco common share and $44.50 for each CLFC common share. These options immediately vested and had an expiry date of August 25, 2003 and were essentially all exercised between July 10 and August 25, 2003.

On July 10, 2003, to support the financing of the transaction, Power Financial Corporation invested $800 to purchase 21,301,523 common shares of Lifeco from treasury via private placement. Investors Group Inc. has also invested $100 by purchasing 2,662,690 Lifeco common shares from treasury via private placement. See note 7 for a summary of capital stock activity in connection with the acquistion.

Lifeco also entered into an arrangement with a Canadian chartered bank (the "Bank") pursuant to which the Bank agreed to underwrite a credit facility in favour of the Company, Great-West, or one or more of its subsidiaries. The credit facility provides a one year bank facility of up to $1,400, and also up to $600 of five year term financing. The five year term financing is syndicated to a group of international financial institutions. The balances of these facilities on September 30, 2003 were $394 and $600 respectively.

Immediately after the acquisition, Lifeco conveyed its ownership of CLFC common shares to its subsidiary, The Great-West Life Assurance Company (Great-West), at cost.

The allocation of the purchase price is summarized as follows:

	Participating Account	Shareholder Account	Total
Value of assets acquired:			
Cash and certificates on deposit	$ 251	$ 2,142	$ 2,393
Bonds	4,031	18,569	22,600
Mortgage loans	1,042	6,356	7,398
Stocks	694	757	1,451
Real estate	157	857	1,014
Loans to policyholders	716	339	1,055
Other invested assets	9	447	456
Other assets	121	1,565	1,686
	$ 7,021	$ 31,032	$ 38,053
Value of liabilities assumed:			
Policy liabilities	6,588	24,881	31,469
Commercial paper and other loans	-	592	592
Income taxes payable	39	74	113
Net deferred gains on portfolio investments sold	332	842	1,174
Other liabilities	19	1,483	1,502
Non-controlling interests	-	492	492
Participating policyholder surplus	43	-	43
Preferred shares	-	162	162
	7,021	28,526	35,547
Fair value of net assets acquired	$ -	$ 2,506	$ 2,506
Total purchase consideration:			
Cash			$ 4,219
Lifeco common shares			2,102
Lifeco 4.80% Preferred Shares, Series E			597
Lifeco 5.90% Preferred Shares, Series F			199
Fair value of Lifeco options exchanged for CLFC options			10
Value of CLFC common shares already owned			21
Transaction and related costs (estimated), net of income taxes			36
			$ 7,184
Goodwill and intangible assets on acquisition (1)			$ 4,678

The amounts assigned to the assets acquired and liabilities assumed and associated goodwill and intangible assets may be adjusted when the allocation process has been finalized. Included in other liabilities are accruals for CLFC restructuring costs of $250 for the elimination of duplicate systems, consolidation of operations, staff reductions, employee relocation and closure of facilities (see note 3).

(1) The allocation of the purchase price to intangible assets acquired and the assignment of goodwill to the Company's major reportable segments is expected to be completed in the fourth quarter of 2003.

Results of CLFC are included in the Summary of Consolidated Operations from the date of acquisition. Reference should be made to the consolidated financial statements of CLFC for the year ended December 31, 2002. Canada Life offers insurance and other protection and wealth management products and services to individuals and groups, including reinsurance services, primarily in Canada, the United States, the United Kingdom and the Republic of Ireland, and in several other jurisdictions.

(b) Sale of Lifestyle Retirement Communities

During the third quarter of 2003, London Life completed its previously announced sale of Lifestyle Retirement Communities Ltd., a wholly-owned subsidiary of London Life, which resulted in an after-tax gain of $35 in the participating account and $17 in the shareholder account.

3. Restructuring Costs

Following the acquisition of CLFC on July 10, 2003, the Company developed a plan to restructure and integrate the operations of CLFC with its wholly owned subsidiaries Great-West, London Life and GWL&A. The Company expects the restructuring to be substantially completed by the end of 2004. Costs of $450 are expected to be incurred as a result and consist primarily of the consolidation of operations and systems, compensation costs and consolidation of facilities. The costs include approximately $250 that will be charged against the liability for restructuring costs that was recognized as part of the purchase equation of CLFC and costs of approximately $200 that will be charged to income as incurred in accordance EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Certain Costs Incurred in a Restructuring) that was effective April 1, 2003.

The following details the amount and status of restructuring costs for the period ended September 30, 2003:

	Expected future costs			Amount utilized in the period ended September 30, 2003			Balance September 30, 2003		
	Accrued on Acquisition	Expense as Incurred	Total	Accrued on Acquisition	Expense as Incurred	Total	Accrued on Acquisition	Expense as Incurred	Total
Costs of eliminating duplicate systems	$ 10	$ 25	$ 35	$ 1	$ 4	$ 5	$ 9	$ 21	$ 30
Costs of consolidating operations	15	155	170	1	12	13	14	143	157
Compensation costs	192	20	212	41	5	46	151	15	166
Costs of consolidating facilities	33	-	33	-	-	-	33	-	33
	$ 250	$ 200	$ 450	$ 43	$ 21	$ 64	$ 207	$ 179	$ 386
Canada	$ 218	$ 187	$ 405	$ 43	$ 16	$ 59	$ 175	$ 171	$ 346
United States	32	13	45	-	5	5	32	8	40
	$ 250	$ 200	$ 450	$ 43	$ 21	$ 64	$ 207	$ 179	$ 386

4. Goodwill and Intangible Assets

(a) Excluding the acquisition of CLFC, the carrying value of goodwill and changes in the carrying value of goodwill are as follows:

For the nine months ended September 30	**2003**		
	Canada and International	**United States**	**Total**
Balance, beginning of year	**$ 1,092**	**$ 66**	**$ 1,158**
Acquisition of subsidiary	**3**	**-**	**3**
Changes in foreign exchange rates	**-**	**(10)**	**(10)**
Balance, end of period	**$ 1,095**	**$ 56**	**$ 1,151**

	2002		
	Canada and International	United States	Total
Balance, beginning of year	$ 1,538	$ 66	$ 1,604
Reclassification between goodwill and intangible assets	(529)	-	(529)
Reclassification between goodwill and future taxes	86	-	86
Sale of subsidiary	(3)	-	(3)
Balance, end of period	$ 1,092	$ 66	$ 1,158

(b) Excluding the acquisition of CLFC, the carrying value of intangible assets and changes in the carrying value of intangible assets are as follows:

For the nine months ended September 30	**2003**
	Balance, beginning and end of period
Indefinite life intangible assets	
- Brands and trademarks	**$ 175**
- Shareholder portion of acquired future Participating account profits	**354**
Total	**$ 529**

	2002		
	Balance, beginning of period	Reclassification from goodwill	Balance, end of period
Indefinite life intangible assets			
- Brands and trademarks	$ -	$ 175	$ 175
- Shareholder portion of acquired future Participating account profits	-	354	354
Total	$ -	$ 529	$ 529

(c) As a result of the acquisition of CLFC, the carrying value of goodwill and intangible assets are as follows:

For the nine months ended September 30	**2003**		
	Canada and International	**United States**	**Total**
Goodwill before CLFC acquisition	**$ 1,095**	**$ 56**	**$ 1,151**
Intangible assets before CLFC acquisition	**529**	**-**	**529**
Goodwill and intangible assets - CLFC acquisition	**4,564**	**114**	**4,678**
Total	**$ 6,188**	**$ 170**	**$ 6,358**

The goodwill and intangible assets arising from the CLFC acquisition may be adjusted in terms of both amount and allocation to the Company's major reportable segments once the allocation of the purchase price to the assets acquired and liabilities assumed of CLFC is finalized.

5. Commercial Paper and Other Loans (changes since December 31, 2002 annual report)

On March 21, 2003 the Company issued $200 principal amount of 6.14% debentures which mature on March 21, 2018 and $400 principal amount of 6.67% debentures which mature on March 21, 2033.

To support the financing of the acquisition of CLFC, the Company entered into a credit with a Canadian chartered bank (see note 2). The credit facility provides a one year bank facility of up to $1,400, and also up to $600 of five year term financing. The five year term financing is syndicated to a group of international financial institutions. The balances of these facilities on September 30, 2003 were $394 and $600 respectively.

6. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West, Canada Life and GWL&A at September 30, 2003. The non-controlling interests of GWL&A, Great-West, Canada Life and its subsidiaries are:

a)

	For the three months ended September 30		For the nine months ended September 30	
	2003	2002	**2003**	2002
Participating policyholder				
Net income attributable to participating policyholder before policyholder dividends				
Great-West	**$ 25**	$ 20	**$ 75**	$ 65
London Life	**170**	121	**458**	378
Canada Life	**12**	-	**12**	-
GWL&A	**56**	48	**145**	150
Policyholder dividends				
Great-West	**24**	23	**69**	69
London Life	**139**	134	**404**	391
Canada Life	**13**	-	**13**	-
GWL&A	**56**	48	**143**	149
Net income	**31**	(16)	**61**	(16)
Preferred shareholder dividends of subsidiaries	**4**	6	**10**	17
Non-controlling interests in capital stock and surplus	**-**	-	**1**	1
Total	**$ 35**	$ (10)	**$ 72**	$ 2
Distribution on Great-West Life Capital Trust Securitie	**$ 6**	$ -	**$ 16**	$ -
Distribution on Canada Life Capital Trust Securities	**7**	-	**7**	-
Capital Trust units held by consolidated group	**(3)**	-	**(4)**	-
	$ 10	$ -	**$ 19**	$ -

b) As at	September 30, 2003	December 31, 2002	September 30, 2002
Participating policyholder undistributed surplus			
Great-West	$ **336**	$ 330	$ 328
London Life	**959**	916	902
Canada Life	**42**	-	-
GWL&A	**211**	244	235
	1,548	1,490	1,465
Preferred shareholders of subsidiaries	**371**	209	459
Non-controlling interests in capital stock and surplus	**-**	2	2
Trust units issued by Great-West Life Capital Trust	**350**	350	-
Trust units issued by Canada Life Capital Trust	**491**	-	-
Capital Trust units held by consolidated group	**(217)**	-	-
	624	350	-
	$ **2,543**	$ 2,051	$ 1,926

7. Capital Stock

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares
Unlimited Common Shares

Issued and Outstanding

	September 30, 2003		September 30, 2002	
	Number	**Stated Value (thousands)**	Number	Stated Value (thousands)
Preferred Shares:				
Series B, 7.45% Non-Cumulative First Preferred Shares	-	$ -	4,000,000	$ 100,000
Series C, 7.75% Non-Cumulative First Preferred Shares	-	-	4,000,000	100,000
Series D, 4.70% Non-Cumulative First Preferred Shares	**8,000,000**	**200,000**	8,000,000	200,000
Series E, 4.80% Non-Cumulative First Preferred Shares	**23,868,131**	**596,703**	-	-
Series F, 5.90% Non-Cumulative First Preferred Shares	**7,957,006**	**198,925**	-	-
Series 1, 5.00% Non-Cumulative Class A Preferred Shares	**5,192,242**	**129,806**	5,192,242	129,806
Balance, end of period	**45,017,379**	**$ 1,125,434**	21,192,242	$ 529,806

Common Shares:

Balance, beginning of year	**366,376,712**	**$ 1,551,764**	369,459,808	$ 1,553,294
Purchased and cancelled under Normal Course Issuer Bid	**(2,213,700)**	**(14,325)**	(3,533,300)	(14,901)
Issued under Stock Option Plan	**727,371**	**10,978**	1,267,438	14,061
Private placement	**23,964,213**	**900,000**	-	-
Issued on acquisition of CLFC	**55,958,505**	**2,101,573**	-	-
Issued and exchanged for vested CLFC options	**3,261,645**	**122,495**	-	-
Balance, end of period	**448,074,746**	**$ 4,672,485**	367,193,946	$ 1,552,454
Total Capital Stock		**$ 5,797,919**		$ 2,082,260

Preferred Shares:

The Series C 7.75% Non-Cumulative First Preferred Shares were redeemed September 30, 2003 for a price of $25.50 per share.

On acquisition of CLFC the Company issued 23,868,131 Series E, 4.80% Non-Cumulative First Preferred Shares for a value of $597 or $25 per share. The shares are redeemable or convertible to common shares of the Company at the option of the Company on or after September 30, 2009, and are convertible to common shares of the Company at the option of the holder on or after September 30, 2013.

On acquisition of CLFC the Company issued 7,957,006 Series F, 5.90% Non-Cumulative First Preferred Shares for a value of $199 or $25 per share. The shares are redeemable at the option of the Company on or after September 30, 2008.

Common Shares:

On July 10, 2003, to support the financing of the acquisition of CLFC, 21,301,523 common shares were issued from treasury via private placement to Power Financial Corporation for a value of $800 or $37.556 per share and 2,662,690 common shares were issued from treasury via private placement to Investors Group Inc. for $100 or $37.556 per share.

On acquisition of CLFC 55,958,505 common shares were issued to CLFC common shareholders for a value of $2,102 or $37.556 per share.

During the third quarter Lifeco issued 3,261,645 common shares under stock options granted to vested CLFC option holders (see note 8) for a value of $122 or $37.556 per share.

8. Stock-Based Compensation and Other Stock-Based Payment

Under the Company's stock option plan 367,000 options were granted during the first quarter, 131,750 options were granted during the second quarter, and 1,361,500 options were granted during the third quarter of 2003 (26,000 options were granted during the second quarter, and 148,500 options were granted during the third quarter of 2002). The weighted-average fair value of options granted during the nine months ended

September 30, 2003 was $9.94 per option ($9.76 during the nine months ended September 30, 2002). The fair value of each option granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for the options granted for the nine months ended September 30, 2003 and September 30, 2002 respectively: dividend yield 2.813% (2.450%), expected volatility 26.21% (25.97%), risk-free interest rate 4.473% (5.065%), and expected life of 7 years (7 years).

On July 10, 2003, 2,766,834 vested stock options of CLFC, outstanding at acquisition, were exchanged for an equivalent number of Lifeco stock options to purchase an aggregate of 3,278,155 Lifeco common shares at exercise prices based on a value of $37.556 for each Lifeco common share and $44.50 for each CLFC common share. These options were essentially all exercised between July 10 and August 25, 2003. The value ascribed to the options, which was included in the purchase price of CLFC (as described in note 2), represents the difference in exercise price between the Lifeco options issued, which immediately vested and had an expiry date of August 25, 2003, and the vested CLFC options at the date of the exchange.

In accordance with the intrinsic value based method of accounting, no compensation expense has been recorded for options granted under the Company's plan. Had the fair value based method of accounting been applied, compensation expense, net of tax, would have been recorded for the options granted under the Company's plan since January 1, 2002 based on the fair value of the options granted, amortized over the vesting period. The Company's net income for the nine months ended September 30, 2003 on this basis would have been reduced by less than $1 million and earnings per common share would have been reduced by $0.002 (less than $0.001 in 2002).

9. Earnings Per Common Share

The following table provides a reconciliation between basic and diluted earnings per common share:

	For the three months ended September 30		For the nine months ended September 30	
	2003	2002	**2003**	2002
a) Earnings				
Net income - common shareholders	**$ 324**	$ 240	**$ 838**	$ 696
b) Number of Common Shares at September 30				
Average number of common shares outstanding			**390,828,605**	368,470,287
Add:				
-Potential exercise of outstanding stock options			**3,908,997**	4,782,055
Average number of common shares outstanding - diluted basis			**394,737,602**	373,252,342
Earnings per Common Share (a) divided by b))				
Basic	**$ 0.739**	$ 0.653	**$ 2.144**	$ 1.889
Diluted	**$ 0.732**	$ 0.646	**$ 2.122**	$ 1.865

10. Reinsurance Transactions

During the third quarter, Great-West, London Life, and GWL&A reinsured certain blocks of individual non-participating life insurance on a yearly renewable term reinsurance basis and group life, long term disability and group annuity business, on a coinsurance/funds withheld basis. The ceded premiums of $5,429 associated with the transaction have been recorded on the Summary of Consolidated Operations as a reduction to premium income with a corresponding reduction to the change in actuarial liabilities and provision for claims. For the Consolidated Balance Sheet, this transaction resulted in a reduction in policyholder liabilities of $4,735 and an increase in funds held under reinsurance contracts of the same amount.

11. Segmented Information

Following the acquisition of CLFC on July 10, 2003, the Company's major reportable segments are Canada and International, and United States operations reflecting the management structure and organization of the Company. In the Canada and International segment, the Company operates primarily in Canada, the United Kingdom, Ireland and Germany through Great-West and its wholly owned subsidiaries CLFC and LIG. In the United States, the Company operates primarily through GWL&A and CLFC. In addition, a Lifeco Corporate segment has been established to record Lifeco holding company activities and transactions that are not directly attributable to measurement of the business segments of the Company.

(a) Consolidated Operations

For the Three Months Ended September 30, 2003

	Canada and International						
	Shareholder					Participating	
	Group Insurance	Individual Insurance & Investment Products	International & Reinsurance	Corporate	Total	Total	Total Canada International
Income:							
Premium income	$ 595	$ 308	$ 898	$ (6)	$ 1,795	$ 451	$ 2,246
Bulk reinsurance - initial ceded premium	(2,716)	-	-	-	(2,716)	-	(2,716)
	(2,121)	308	898	(6)	(921)	451	(470)
Net investment income	77	262	211	-	550	372	922
Fee and other income	26	112	60	9	207	1	208
Total income	(2,018)	682	1,169	3	(164)	824	660
Benefits and Expenses:							
Paid or credited to policyholders	(2,286)	409	984	(7)	(900)	666	(234)
Other	172	162	145	5	484	88	572
Restructuring costs	-	-	-	-	-	-	-
Distribution on Capital Trust Securities	-	-	-	10	10	-	10
Net operating income before income taxes	96	111	40	(5)	242	70	312
Income taxes	29	25	5	(15)	44	36	80
Net income before non-controlling interests	67	86	35	10	198	34	232
Non-controlling interests	-	-	-	4	4	34	38
Net income	$ 67	$ 86	$ 35	$ 6	$ 194	$ -	$ 194

	Group Insurance	Individual Insurance & Investment Products	International & Reinsurance	Corporate	Total	Total	Total Canada International
Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 15	$ 15	$ -	$ 15
Net income - common shareholders	67	86	35	(9)	179	-	179
Net income	$ 67	$ 86	$ 35	$ 6	$ 194	$ -	$ 194

GREAT-WEST LIFECO INC.

For the Three Months Ended September 30, 2003

	United States							
	Shareholder				Participating			
	Employee Benefits	Financial Services	Corporate	Total	Total	Total U.S.	Total Lifeco Corporate	Total
Income:								
Premium income	$ 451	$ 259	$ -	$ 710	$ 108	$ 818	$ -	$ 3,064
Bulk reinsurance - initial ceded premium	(575)	(2,138)	-	(2,713)	-	(2,713)	-	(5,429)
	(124)	(1,879)	-	(2,003)	108	(1,895)	-	(2,365)
Net investment income	46	214	11	271	123	394	-	1,316
Fee and other income	206	82	1	289	1	290		498
Total income	128	(1,583)	12	(1,443)	232	(1,211)	-	(551)
Benefits and Expenses:								
Paid or credited to policyholders	(249)	(1,794)	(2)	(2,045)	220	(1,825)	-	(2,059)
Other	257	96	6	359	15	374	2	948
Restructuring costs	-	-	-	-	-	-	21	21
Distribution on Capital Trust Securities	-	-	-	-	-	-	-	10
Net operating income before income taxes	120	115	8	243	(3)	240	(23)	529
Income taxes	43	39	(2)	80	-	80	(5)	155
Net income before non-controlling interests	77	76	10	163	(3)	160	(18)	374
Non-controlling interests	-	-	-	-	(3)	(3)	-	35
Net income	$ 77	$ 76	$ 10	$ 163	$ -	$ 163	$ (18)	$ 339

Summary of Net Income								
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 15
Net income - common shareholders	77	76	10	163	-	163	(18)	324
Net income	$ 77	$ 76	$ 10	$ 163	$ -	$ 163	$ (18)	$ 339

GREAT-WEST
LIFECO INC.

For the Three Months Ended September 30, 2002

	Canada and International						
	Shareholder					Participating	
	Group Insurance	Individual Insurance & Investment Products	International & Reinsurance	Corporate	Total	Total	Total Canada & International
Income:							
Premium income	$ 575	$ 167	$ 1,227	$ 3	$ 1,972	$ 335	$ 2,307
Net investment income	52	112	103	29	296	215	511
Fee and other income	16	81	-	5	102	-	102
Total income	643	360	1,330	37	2,370	550	2,920
Benefits and Expenses:							
Paid or credited to policyholders	481	194	1,345	11	2,031	503	2,534
Other	107	88	7	7	209	64	273
Net operating income before income taxes	55	78	(22)	19	130	(17)	113
Income taxes	21	32	2	(53)	2	(1)	1
Net income before non-controlling interests	34	46	(24)	72	128	(16)	112
Non-controlling interests	-	-	-	6	6	(16)	(10)
Net income	$ 34	$ 46	$ (24)	$ 66	$ 122	$ -	$ 122
Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 8	$ 8	$ -	$ 8
Net income - common shareholders	34	46	(24)	58	114	-	114
Net income	$ 34	$ 46	$ (24)	$ 66	$ 122	$ -	$ 122

GREAT-WEST LIFECO INC.

For the Three Months Ended September 30, 2002

	United States						Total Lifeco Corporate	Total
	Shareholder				Participating	Total U.S.		
	Employee Benefits	Financial Services	Corporate	Total	Total			
Income:								
Premium income	$ 416	$ 312	$ -	$ 728	$ 75	$ 803	$ -	$ 3,110
Net investment income	26	200	3	229	138	367	-	878
Fee and other income	253	86	-	339	-	339	-	441
Total income	695	598	3	1,296	213	1,509	-	4,429
Benefits and Expenses:								
Paid or credited to policyholders	346	434	1	781	207	988	-	3,522
Other	262	80	(9)	333	4	337	-	610
Net operating income before income taxes	87	84	11	182	2	184	-	297
Income taxes	22	25	10	57	2	59	-	60
Net income before non-controlling interests	65	59	1	125	-	125	-	237
Non-controlling interests	-	-	-	-	-	-	-	(10)
Net income	$ 65	$ 59	$ 1	$ 125	$ -	$ 125	$ -	$ 247
Summary of Net Income								
Preferred shareholder dividends	$ -	$ -	$ (1)	$ (1)	$ -	$ (1)	$ -	$ 7
Net income - common shareholders	65	59	2	126	-	126	-	240
Net income	$ 65	$ 59	$ 1	$ 125	$ -	$ 125	$ -	$ 247

GREAT-WEST
LIFECO INC.

For the Nine Months Ended September 30, 2003

	Canada and International						
	Shareholder					Participating	
	Group Insurance	Individual Insurance & Investment Products	International & Reinsuranc	Corporate	Total	Total	Total Canada International
Income:							
Premium income	$ 1,754	$ 703	$ 3,046	$ -	$ 5,503	$ 1,168	$ 6,671
Bulk reinsurance - initial ceded premium	(2,716)	-	-	-	(2,716)	-	(2,716)
	(962)	703	3,046	-	2,787	1,168	3,955
Net investment income	178	486	496	56	1,216	863	2,079
Fee and other income	64	279	60	21	424	1	425
Total income	(720)	1,468	3,602	77	4,427	2,032	6,459
Benefits and Expenses:							
Paid or credited to policyholders	(1,334)	848	3,379	9	2,902	1,681	4,583
Other	407	348	160	24	939	226	1,165
Restructuring costs	-	-	-	-	-	-	-
Distribution on Capital Trust Securities	-	-	-	19	19	-	19
Net operating income before income taxes	207	272	63	25	567	125	692
Income taxes	58	62	4	(24)	100	63	163
Net income before non-controlling interests	149	210	59	49	467	62	529
Non-controlling interests	-	-	1	10	11	62	73
Net income	$ 149	$ 210	$ 58	$ 39	$ 456	$ -	$ 456

Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 27	$ 27	$ -	$ 27
Net income - common shareholders	149	210	58	12	429	-	429
Net income	$ 149	$ 210	$ 58	$ 39	$ 456	$ -	$ 456

For the Nine Months Ended September 30, 2003

	United States						Total Lifeco Corporate	Total
	Shareholder				Participating	Total U.S.		
	Employee Benefits	Financial Services	Corporate	Total	Total			
Income:								
Premium income	$ 1,106	$ 624	$ -	$ 1,730	$ 281	$ 2,011	$ -	$ 8,682
Bulk reinsurance - initial ceded premium	(575)	(2,138)	-	(2,713)	-	(2,713)	-	(5,429)
	531	(1,514)	-	(983)	281	(702)	-	3,253
Net investment income	111	582	30	723	365	1,088	-	3,167
Fee and other income	656	245	3	904	1	905	-	1,330
Total income	1,298	(687)	33	644	647	1,291	-	7,750
Benefits and Expenses:								
Paid or credited to policyholders	246	(1,223)	(2)	(979)	618	(361)	-	4,222
Other	722	247	13	982	26	1,008	2	2,175
Restructuring costs	-	-	-	-	-	-	21	21
Distribution on Capital Trust Securities	-	-	-	-	-	-	-	19
Net operating income before income taxes	330	289	22	641	3	644	(23)	1,313
Income taxes	116	95	3	214	4	218	(5)	376
Net income before non-controlling interests	214	194	19	427	(1)	426	(18)	937
Non-controlling interests	-	-	-	-	(1)	(1)	-	72
Net income	$ 214	$ 194	$ 19	$ 427	$ -	$ 427	$ (18)	$ 865

	Employee Benefits	Financial Services	Corporate	Total	Participating Total	Total U.S.	Total Lifeco Corporate	Total
Summary of Net Income								
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 27
Net income - common shareholders	214	194	19	427	-	427	(18)	838
Net income	$ 214	$ 194	$ 19	$ 427	$ -	$ 427	$ (18)	$ 865

GREAT-WEST
LIFECO INC.

For the Nine Months Ended September 30, 2002

	Canada and International						
	Shareholder					Participating	
	Group Insurance	Individual Insurance & Investment Products	International & Reinsurance	Corporate	Total	Total	Total Canada & International
Income:							
Premium income	$ 1,652	$ 490	$ 2,882	$ 11	$ 5,035	$ 1,023	$ 6,058
Net investment income	154	345	357	66	922	663	1,585
Fee and other income	50	251	1	14	316	-	316
Total income	1,856	1,086	3,240	91	6,273	1,686	7,959
Benefits and Expenses:							
Paid or credited to policyholders	1,392	561	3,192	29	5,174	1,501	6,675
Other	318	281	20	19	638	192	830
Net operating income before income taxes	146	244	28	43	461	(7)	454
Income taxes	55	93	5	(58)	95	10	105
Net income before non-controlling interests	91	151	23	101	366	(17)	349
Non-controlling interests	-	-	1	17	18	(17)	1
Net income	$ 91	$ 151	$ 22	$ 84	$ 348	$ -	$ 348

Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 23	$ 23	$ -	$ 23
Net income - common shareholders	91	151	22	61	325	-	325
Net income	$ 91	$ 151	$ 22	$ 84	$ 348	$ -	$ 348

For the Nine Months Ended September 30, 2002

	United States							
	Shareholder				Participating			
	Employee Benefits	Financial Services	Corporate	Total	Total	Total U.S.	Total Lifeco Corporate	Total
Income:								
Premium income	$ 1,199	$ 773	$ -	$ 1,972	$ 277	$ 2,249	$ -	$ 8,307
Net investment income	74	616	12	702	417	1,119	-	2,704
Fee and other income	798	265	-	1,063	-	1,063	-	1,379
Total income	2,071	1,654	12	3,737	694	4,431	-	12,390
Benefits and Expenses:								
Paid or credited to policyholders	955	1,133	(1)	2,087	672	2,759	-	9,434
Other	847	255	4	1,106	16	1,122	-	1,952
Net operating income before income taxes	269	266	9	544	6	550	-	1,004
Income taxes	87	83	3	173	5	178	-	283
Net income before non-controlling interests	182	183	6	371	1	372	-	721
Non-controlling interests	-	-	-	-	1	1	-	2
Net income	$ 182	$ 183	$ 6	$ 371	$ -	$ 371	$ -	$ 719
Summary of Net Income								
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 23
Net income - common shareholders	182	183	6	371	-	371	-	696
Net income	$ 182	$ 183	$ 6	$ 371	$ -	$ 371	$ -	$ 719